4/10

03007976

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Pacific Petroleum

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 353   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 4/10/03

SOUTHERN PACIFIC PETROLEUM N.L. ABN 36 008 460 366

SPP CPM

ANNUAL REPORT 2002



CORPORATE PROFILE

Our goal is to be the world leader in oil shale mining and production

Southern Pacific Petroleum N.L. (SPP) is progressing the development of the Alberta Taciuk Processor (ATP) technology to unlock the vast oil resources contained in Australia's world-class oil shale deposits. The Company controls 17.3 billion barrels (net) of oil shale resources in ten deposits in Central Queensland. Fully developed, these deposits could support production of more than one million barrels of oil per day. Establishing a modern Australian oil shale industry with the ATP technology will help to secure oil self-sufficiency for Australia and has the potential to create more than 65,000 new jobs and a A$15 billion annual injection to Australia's Balance of Payments.

The successful performance of the ATP technology at the Stuart Stage 1 plant under sustained operations has now demonstrated its technical viability and economic potential. The applied knowledge base developed through Stage 1 operations has provided substantial improvements to plant reliability and capability. The Stage 1 plant, which involved a 75:1 scale-up of an 80 tonne per day pilot plant has demonstrated that the scale-up parameters involved were sound. This experience provides a high level of confidence in the planned 4:1 scale-up of Stage 1 to the proposed Stage 2 commercial module.

The Company has a goal to produce 200,000 barrels of oil per day from Stuart. The ATP, when applied to the Company's oil shale deposits at commercial scale, would produce light, sweet crude oil at costs that are projected to be competitive with conventional oil sources. Furthermore, the low sulphur content of shale oil products will help meet growing demand for low sulphur transportation fuels in Australia and Asia.

By year-end 2002 the ATP technology being demonstrated in Stage 1 of the Stuart Project had produced around 600,000 barrels of high quality oil products. Significant milestones were achieved at Stuart during the year, including the plant's longest continuous operational run of 52 days processing shale, the highest production quarter realising 133,000 barrels of oil, the establishment of firm product sales contracts, and a positive independent review of the Stuart Project undertaken by Purvin & Gertz.

Innovative technology and committed people drive the development of the Stuart Project. Technical and environmental studies and the regulatory review process have advanced on the proposed first commercial size ATP (Stuart Stage 2), which will have a capacity of 15,500 barrels per day. Further commercial phases, incorporating multiple ATP's at the Stage 2 module size or larger, would follow with a potential target oil production from Stuart of up to 200,000 barrels per day.

2002 HIGHLIGHTS

- Merger of Southern Pacific Petroleum N.L. (SPP) and Central Pacific Minerals N.L. (CPM) to create a single publicly listed entity, SPP.
- Record oil production of 324,000 barrels in 2002
  39% *increase from* 2001
- Total oil production of almost 600,000 barrels
  55% *of this total produced in* 2002
- Improved workplace safety performance without any lost time injuries
- Firm long-term sales contracts in place
  ULSN *multi-year contract with Mobil Oil Australia;*
  LFO *well accepted in Singapore fuel oil market*
- Oil product sales tripled in 2002 to 391,000 barrels
- Record sustained production run of 52 days
  Exceeded previous run record by 29 days
- Peak shale processing rates at 84% of plant capacity
- Successful operating trials of shale blends planned for commercial stages
- Independent review by Purvin & Gertz supports commercial development
  Compares favourably with very successful Canadian oil sands industry
- Greenhouse gas strategy released
  Independently reviewed by CSIRO; *endorsed by the Australian Federal Government*
- Project received local and international recognition for management excellence and engineering innovation
  Australian Institute of Management - Excellence Awards; Institute of Engineers Australia

TABLE OF CONTENTS

FINANCIAL CALENDAR

1st quarter results	April 2003
2nd quarter results	July 2003
Announcement of half year results	September 2003
3rd quarter results	October 2003
4th quarter results	January 2004
Announcement of full year results	March 2004



Campbell M. Anderson, Chairman

CHAIRMAN'S REPORT

It has been nearly 30 years since Southern Pacific Petroleum N.L. (SPP) discovered the vast oil shale deposits in Queensland. 30 years of significant challenges and more importantly, 30 years of significant challenges overcome. The year 2002 was no exception - it saw the Company resolve a number of major issues, each of which were thought by some industry observers to be capable of preventing the commercial development of the 20 billion barrels of oil contained in these Australian oil shale resources.

Each of these issues are inter-related but can be looked at separately:

Technology

During 2002, SPP ran its Stuart Stage 1 demonstration plant for a total of 149 days, processing 561,000 tonnes of shale to produce 324,000 barrels of oil products. These statistics which, given the constraints of a demonstration plant testing a new technology, were predictably affected by periodic shutdowns, have clearly demonstrated that the innovative Alberta Taciuk Processor (ATP) represents an effective continuous processing technology to achieve high oil recovery from the Queensland oil shales.

Environment

Early plant commissioning operations created unacceptable odour emissions and also raised questions regarding the formation of trace levels of dioxins. However, more extensive production performance in 2002 has confirmed that upgraded equipment and changes to operating procedures implemented in late 2000 and in 2001 have reduced odour and dioxin emissions to levels that are well within regulatory limits for such an industrial operation. Trace concentrations of dioxins (which are produced in almost all combustion processes) are formed as a byproduct in the shale pyrolysis process. More than 99.9% of these dioxins are in an inaccessible, unleachable solid form in the processed shale which will be safely buried in the mine pit. Dioxin concentrations in the processed shale and the very small residual release to the atmosphere are well below applicable world standards. Work continues on ways to reduce these even further in the design of commercial facilities.

Product Quality

There had been some early challenges in marketing our ultra low sulphur naphtha product due mainly to Greenpeace actions, however during 2002 these were successfully overcome. Our naphtha product has realised its potential and is now being marketed to Mobil Oil Australia as the lowest sulphur content refinery feedstock available for the production of gasoline, diesel and jet fuel. Our light fuel oil has also achieved ready acceptance as a high grade blending stock for bunker fuel in the very large Singapore fuel oil market.

Economics

During the year, a leading international firm of petroleum consultants, Purvin & Gertz, completed an independent review of the Stuart Project. It concluded that based upon the results now being achieved and advances projected by SPP, we could develop a full scale commercial plant which compares favourably, both in economics and environmental impacts, with the very successful Canadian oil sands industry. Most importantly, their conclusions confirm our projections that a commercial scale plant using the ATP technology would produce oil from shale at a cost of less than US$10 per barrel - quite a remarkable improvement from previously perceived wisdom that, because costs were expected to be nearer to US$30 per barrel, oil from shale could only ever be a high cost alternative to other sources of energy. At less than US$10 per barrel, oil from shale would be clearly competitive with conventional oil production.

Based on the significant progress made during the year in the above four areas, we are now fully engaged in a program to identify and attract suitable partners to join with us in the commercial development of Stage 2. This will involve the construction of an ATP unit similar in length to the processor currently operating in Stage 1 but with a 50% greater diameter, which results in a four-fold increase in throughput. To be built on the same site and sharing some existing infrastructure and plant with Stage 1, the proposed Stage 2 development has an estimated cost of approximately A$600 million. This is a significant investment, however, given the Stuart deposit contains 2.6 billion barrels of oil, the proposed joint venture would provide industry participants with a unique opportunity to obtain a share in a vast resource with demonstrated technology.

In the past, some industry members have been hesitant in seeking participation in the oil shale sector due to concerns over the release of greenhouse gas (GHG) emissions. This concern has also been heightened by a specific campaign by Greenpeace to close down the sector. Greenpeace has a stated belief that the use of all fossil fuels, including coal and oil, can and should be replaced by other forms of "clean" energy and has for some time been making false claims as to the carbon intensity of the production and use of oil from shale. In September 2002 SPP published a comprehensive report on its GHG emissions strategy which clearly puts its position into context. Details of SPP's strategy to manage GHG emissions is discussed in more detail in the Business Development and Sustainability section of this annual report.

Recent geo-political events have once again reminded us how important oil is in the world economy. Australia is experiencing a growing reliance on oil imports to meet its needs. The Australian Bureau of Agricultural & Resource Economics (ABARE) in its latest review projects that in the absence of a major new source of domestic oil supply, Australia's oil import dependency will grow to around 52% by 2019-2020.

Australia's oil shale resources have taken on new significance and with the progress being achieved at Stuart, offer a real alternative to increasing imports of less secure oil supplies from the Middle East. Developed to its potential of 200,000 barrels of oil per day, the Stuart Project could fully offset current oil imports to Australia. Full development of the 20 billion barrels of oil contained in the oil shale deposits of Queensland could yield more than one million barrels of oil per day and enable Australia to become fully self-sufficient for decades to come.

Notwithstanding the recent tangible achievements and the clear demand for increased oil production from politically secure sources, financing our future developments remains a key challenge for the Company. Current international economic weaknesses and uncertainties have made accessing financing markets very difficult. Although we were successful in raising some A$42 million of new capital during the year, we clearly need further capital both to upgrade the Stage 1 plant and to continue engineering development for Stage 2. We are exploring a number of different sources of such finance and will keep shareholders informed of progress.

Early in 2002, the merger with Central Pacific Minerals N.L. was completed, with the previously associated company now being a controlled subsidiary. This merger has greatly simplified analysis of the Company's operations and has also resulted in a reduction to overall administration costs.

During the year there were two retirements from the Board. Firstly, Bob Bryan stepped down at the end of June to concentrate on his many other business activities and more recently, following a decision for her family to return to the United States, Jennifer McFarlane who had served as both an Executive Director and Deputy Chairman, retired in December. On behalf of the Board and all other shareholders, I thank them both for their considerable commitment and contribution to the Company.

Finally, and as I commented earlier, it has been a challenging year for all concerned with the Company. This includes our shareholders who have unfortunately seen their shares decline to prices that bear no resemblance to the progress made by the Company and for our employees who have put in prodigious efforts to achieve that very progress. As a Board, we are doing whatever we can to see the Company's extraordinary opportunities reflected in the share price but we cannot do this without our dedicated workforce and on behalf of all shareholders I thank Jim McFarland and all of his team, for their efforts on our behalf.

CM Anderson



James D. McFarland, Managing Director

MANAGING DIRECTOR'S REPORT

2002 was one of the most challenging yet progressive years for SPP. We are treading on new ground at Stuart, having surmounted obstacles that stymied many oil shale developers in the past. The progress we achieved in 2002 has invigorated us and strengthened our resolve to forge ahead.

As a pioneer, we do not underestimate the challenges that remain in realising our vision of becoming the world leader in oil shale mining and production. We recognise that to succeed, we will need to decisively underpin the business with new support from industry participants and the financial community. To facilitate achievement of this objective, we will need to demonstrate even higher levels of performance at Stuart. Our focus will be on these dual objectives in 2003.

The SPP team demonstrated its mettle in 2002, realising a number of significant, hard-won accomplishments in its first full year as 100% owner and operator of the Stuart Project.

Stuart Operational Performance

At Stuart, we achieved record-breaking oil production of 324,000 barrels, up 39% from 2001. We surpassed the 500,000-barrel milestone in August and the 600,000-barrel mark by the first week of January 2003.

We reached these production milestones while also achieving improved safety performance without any lost time injuries in 2002. We also achieved a new run-length record of 52 days, peak shale processing rates at 84% of capacity and successful operating trials on shale blends representative of those planned for the commercial phase of Stuart development.

On the basis of plant improvements implemented in 2002, we have set a target to double oil production to around 650,000 to 700,000 barrels in 2003. This remains below the plant design capacity of 1,400,000 barrels per year, achievement of which will require additional equipment upgrades.

Extensive operating experience on Stage 1, which was constructed on a minimal budget consistent with its research and development nature, has revealed deficiencies that have limited production, primarily in equipment peripheral to the core ATP technology. Achievement of the plant design capacity requires additional capital investment of around A$25 million to debottleneck the plant and to improve its overall reliability.

A key component of the improvement program is the shale dryer. Peak shale processing rates in the plant remain limited by the undersized rotary shale dryer and the unacceptable odour emissions it produces at rates above 70-75% of its design capacity. Design work was initiated on a new fluidised bed dryer in 2002 to eliminate this bottleneck.

Execution of the Stage 1 capital improvement program will proceed when new funding is in place.



Stuart stage 1 plant. Rotary shale dryer pictured in left of photo.


ARBAT
MONROVIA

Product shipping from Stuart's loadout facility at Fisherman's Landing.

Marketing

In 2002, we achieved a breakthrough in oil product marketing with the signing of a multi-year contract with Mobil Oil Australia for all of our ultra low sulphur naphtha.

The new naphtha contract complements sale arrangements that have been in place since 2001 for our light fuel oil production.

Oil product sales tripled in 2002 to 391,000 barrels, which generated A$20 million in net revenue including A$13 million in excise tax rebate on naphtha sales.

Financial Performance

Despite very difficult financial market conditions, we were successful in raising A$42 million of new capital in 2002. This amount included A$32.5 million in loan guarantee facilities provided by a director of SPP and two other investors in the United States. A further A$10.2 million was raised through a rights offering and a private placement to some overseas shareholders and investors.

In December 2002, we took steps to restructure a number of business support functions in Brisbane to capture synergies between Gladstone and Brisbane and to reduce overall corporate expenditures. These initiatives, which include the deferral of development expenditures on Stuart Stage 2, are projected to achieve A$10 million in corporate savings in 2003.

Sustainability

We remain fundamentally committed to providing clean energy, in a way that is economically, socially and environmentally sustainable. This objective drives our operational program on Stage 1 and our planning for commercial development.

Throughout 2002, we demonstrated our ability to achieve low odour emissions at the Stage 1 plant, as confirmed by extensive testing and measurement by Australia's leading experts. We acknowledge that the Stuart plant, as is the case with most industrial plants, will never be completely odour free. However, we are committed to meeting stringent new Queensland odour guidelines aimed at preventing odour nuisance and to continue the search for feasible ways to achieve further improvements.

In September 2002, we released an innovative plan that fully addresses concerns about GHG emissions associated with producing and consuming oil produced from shale. The plan was independently reviewed by the Commonwealth Scientific & Industrial Research Organisation (CSIRO) in Australia and was endorsed by the Federal Government. The GHG plan aims at ensuring we achieve lower net GHG emissions than conventional oil, based on a full fuel cycle analysis (FFCA) of oil produced from a full-scale commercial plant.

Partner Search

We are pressing ahead with efforts to attract industry partners that could participate in funding additional capital improvements in Stage 1 and to advance commercial development of Stuart. In 2002, we engaged Lazard, the international investment bank, to provide lead support supplemented with additional advisors in Australia, China, Japan, Southeast Asia and the United States. We have had discussions with a large number of companies around the world, including oil and gas and mining companies, engineering contractors and equipment suppliers. Site visits and technical due diligence have been completed by a number of these companies and active discussions are continuing with those indicating strong interest.



High grade Stuart oil shale.

Growing operational and environmental experience at Stuart, recent geo-political events and third party validation of our accomplishments are having a positive influence on the level of interest in Stuart.

Commercial Development

Work continued in 2002 on advancing the proposed Stuart Stage 2 commercial development. Emphasis was placed on completing the regulatory review of the Draft Environmental Impact Statement (EIS). We responded comprehensively to questions raised by the State and Federal Governments and the public in their review of the Draft EIS. We are looking forward to a positive outcome in 2003.

In the fourth quarter of 2002, project execution planning and front-end engineering work on Stage 2 was put on hold to conserve cash and the core engineering staff re-deployed to Stage 1. Pre-development work will resume once funds are available.

Priorities for 2003

In 2003, we have two top priorities, both aimed at strengthening the financial capacity of the company and our ability to advance to commercial development at Stuart.

Firstly, we are seeking to secure new industry partners and strategic financial investors to fund additional capital improvements on Stage 1 and pre-development work on the Stage 2 commercial project.

Secondly, we are targeting to achieve operating cash flow break-even at Stage 1, the showcase for our business.

2002 was a year of great progress for our Company. I would like to thank the entire SPP team for its hard work and unwavering commitment to achieving success. We recognise that much work needs to be done, but our confidence remains high that we can deliver the results that are required in 2003 to secure our future.

JD McFarland

JD McFarland

STUART OPERATIONS REPORT

People

The solid operational gains achieved in 2002 were supported by further refinements to the structure of our leadership team at the Stuart site. We now have a fully integrated, strong operational, technical and support services team in place which positions us well to meet the challenges ahead.

The Stuart Project continues to attract excellent people from across Australia. With several new major manufacturing projects underway in Gladstone, a significant challenge for SPP and indeed all industry players in the region is the retention of key staff in a very competitive industrial environment.

Occupational Health and Safety

Occupational Health and Safety remains a top priority. The Company's policy and practice is focused on establishing and maintaining safe, healthy and productive workplaces and ensuring that its activities are conducted safely and responsibly to protect the wellbeing of people and the environment.

The Stuart operation had no employee lost time injuries in 2002 and six medical treatment injuries. This is an improvement over 2001 safety performance although our goal remains to prevent all injuries. Mine operations continued their exceptional record of being lost time injury free since July 1998. An audit of site safety systems by an independent consultant was undertaken in August 2002 and has identified areas for continued improvement.

Environment

The Annual Environmental audit, conducted in March 2002, confirmed improved conformance with our regulatory requirements compared with 2001. We are currently engaged in a process with the Queensland Environmental Protection Agency to amend, consolidate and convert the existing transitional authorities to a new authority or "operating licence" for the Stage 1 site.

The most significant environmental achievement has been SPP's odour reduction work, which resulted in a measured 85% reduction in stack odour emissions compared to levels experienced in early 2000.



Fines thickener facility in flue gas scrubbing circuit.


Stage 1 oil recovery.

Engineering and Technology

A full strength team of site based process engineers was established in 2002. This team has worked closely with the Operations group to understand the operational and process parameters resulting from longer plant production cycles. With a new technology such as that being established at Stuart, development of the operating parameters and procedures is a fundamental building block to attaining stable and reliable operation.

Detailed engineering design work was initiated in 2002 to support the installation of a fluidised bed dryer system to increase shale processing rates. Further work on this project will be carried out once funding for the Stage 1 improvement program is in place.

A project team was established in 2002 to study the process variables and operating conditions that contribute to plant oil yield improvements. Some early success was achieved in the December 2002 run during which plant yield was improved by approximately 5%.

Mine Operations

In March 2002 the existing mining contract with the successful joint venture between Macmahon and Nghulin, a local indigenous company, was extended for a further 18 months.

More than one million tonnes of shale have been processed in the plant since start-up. The full width of the Kerosene Creek seam at its south end has now been exposed and mine development is proceeding in a northeasterly direction along strike.

Plant Operations

Beyond proving the viability of the ATP technology, the Stuart plant has faced, and largely addressed, significant challenges in integrating a continuous single stream production process. Being a demonstration plant, Stage 1 was not designed to be a commercial production facility and does not have the benefit of multiple redundancy systems as found in commercially operating plants. Therefore, fit for purpose reliable equipment in key processing areas of the plant is of great importance and priority in terms of increasing plant availability.

With the benefit of a great deal of knowledge and experience gained, 2002 saw the resolution of many engineering challenges in a dedicated program to improve plant and systems reliability. The learning has also transferred to the development of enhanced operating procedures.

The following examples indicate areas of significant operational improvement achieved during 2002:

① **ATP retort**
The recycling of hot spent shale to the ATP retort section helps to maintain optimum temperature and residence time for pyrolysis of the incoming unprocessed shale material and has a significant impact on oil yield. At the same time, control of the level of material in the retort bed is critical to avoid overload and excessive carryover of fine shale particulates that could foul the downstream oil recovery plant.

Greater understanding of the impacts of spent shale recycling rates was achieved during the year. This led to successful adjustments to the spent shale recycle gate to optimise retort performance and improved operating procedures during start up and shut down of the ATP.

② **ATP preheat tubes and central support structure**
Metallurgical and analytical investigation into unexpected cracking around welds in the ATP preheat tubes and central support in early 2002 indicated a correlation with temperature gradients during shut down operations of the ATP.

Successful repairs were completed on the preheat tubes in the second quarter of 2002 where cracking was found around the welds that join the preheat tubes to the retort bulkhead. Isolated incidences of abnormal operating temperatures were identified as a contributing factor. As a result, new operating procedures were put in place to minimise the chances of a recurrence.

Design modifications, revised repair techniques, and new operating procedures during the cool down phase for the ATP have been successful in substantially reducing the incidence of cracking of the ATP central supports. This should minimise, in particular, the time it takes to recover from unplanned shutdowns of the ATP and contribute to increased plant availability in 2003.

Maximum Production Run Length
Days


60
40
20
0
1
5
23
52
1999
2000
2001
2002


1
2
3
4
5
6

2002 plant reliability and systems upgrades (see copy above).

③ **Hydrocarbon vapour cyclone system**

Hydrocarbon vapours extracted from the ATP retort contain shale fines (dust) that must be removed. This is achieved in a first stage by passing the vapours through cyclones which remove the majority of the fines prior to the vapours entering the oil recovery section of the plant. The recovered shale particulate matter is recycled via screw conveyors to the combustion zone of the ATP where it is processed with spent shale. These conveyors have been subject to overload and have been problematic during varying operating conditions. A newly designed, more robust system was installed in the fourth quarter of 2002 and has already successfully demonstrated its ability to handle high loads and variable operating conditions.

④ **Ash moistening system**

The shale ash moisteners and conveying system perform arduous duty in cooling and conveying processed shale from the ATP. With modified maintenance and repair procedures, and use of more suitable materials to better manage high wear areas, improvements in reliability and durability were realised in 2002. Further improvements are being developed for implementation in 2003.

Stuart Stage 1 Oil Production

Thousand Barrels


800
600
400
200
0
35
233
324
650
700
1999/2000
2001
2002
2003
ESTIMATE
ESTIMATED RANGE

⑤ **Flue gas scrubbing circuit**

Flue gases from the ATP and shale dryer also contain fine shale particulates which are removed in flue gas scrubbers to minimise dust emissions from the main stack. Scale build-up from particulate matter on the venturi scrubbers, turbo-scrubbers and spray water system has the ability to reduce efficiency of this circuit, particularly towards the end of plant production runs, often resulting in higher than normal particulate emissions.

Chemical dosing agents have been effective in reducing scale formation, and trials using Teflon coatings on the venturi bars are in progress. Modifications have also been made to the turbo-scrubbers to minimise blockages and to improve their efficiency.

⑥ **Corrosion**

Higher than expected corrosion levels have been experienced in parts of the oil recovery plant including the fractionator, heat exchangers and some pipe work.

In response, material specifications have been changed from carbon steel to a more suitable stainless steel in areas susceptible to this type of corrosion. Gaskets, fractionator trays and tube bundles in critical service heat exchangers in the oil recovery plant have been replaced and an extensive corrosion monitoring program put in place. Small diameter pipe work in critical areas is also being replaced.

2002 Operational Performance

Performance Measure	2001	2002
Safety (# Lost Time Injuries)	4	0
Longest continuous production run (days)	23	52
Largest quarterly production (kbbl)	87	133
Annual Oil production (kbbl)	233	324
Annual oil product sales (kbbl)	133	391
Plant availability (%)	26	41
Ore grade (MFA yield – LTOM[1])	182	174
Shale feed rate (t/hr)	156	156
Plant oil yield (% MFA[2])	77	74

1. *Litres per tonne at zero moisture* (LTOM) *as measured by the Modified Fischer Assay* (MFA) *technique. Stage 1 average design feed has a grade of* 172 LTOM.
2. *Stage 1 design oil yield* (C5+) *is* 92% *of* MFA.

BUSINESS DEVELOPMENT AND SUSTAINABILITY

The significant milestones achieved at Stuart during 2002 support the viability of the ATP technology and its further development towards the creation of a vital energy industry for Australia.

Working to reverse Australia's dependence on overseas oil through the development of a world-class oil industry to produce oil from shale remains SPP's business development focus. Underpinning this is a fundamental strategy of sustainability and continuous improvement to our commercial and operating activities.

Substantial progress was achieved during 2002 on SPP's longer-term strategies of sustainability and innovation.

Greenhouse Gas Strategy

SPP has voluntarily committed to an achievable goal of reducing the net GHG intensity of oil produced from Stuart shale to less than conventional oil on a full fuel cycle analysis (FFCA) basis. At the same time, the Company intends to maintain its focus on producing high quality oil products that help to improve air quality by reducing sulphur and particulate emissions.

Specifically, the Company's net GHG intensity goal for a commercial oil shale plant on a FFCA basis is 85kgCO_2/GJ of refined liquid transport fuel. As shown in the following graph, this is:

- 5% lower in GHG intensity than average Australian-produced oil
- 15% lower than Canadian oil sands
- 15% lower than heavy oils that are being increasingly developed in major oil producing regions of the world

To achieve this goal, SPP has developed a cost effective GHG strategy based on:

- Improving the production process to minimise the amount of energy used to produce each barrel of oil from shale
- Co-developing renewable bio-ethanol production from woody biomass, one of the most greenhouse-friendly transport fuels, to capitalise on synergies with the process used to produce oil from shale
- Development of major tree plantations to sequester carbon as well as to enhance biodiversity and mitigate salinity

Australia's Commonwealth Scientific & Industrial Research Organisation (CSIRO) has reviewed the plan for achieving this goal and has carried out an independent check of the CO_2 intensity estimates of the mitigation steps presented by SPP. CSIRO concluded that the CO_2 reduction calculations for on-site measures were accurate and that in relation to carbon sequestration, both the assumptions and calculations were reasonable.

This program provides broad environmental and economic benefits in addition to reducing GHG emissions. Such an innovative program will permanently reforest large areas of Australia and provide new and much needed business opportunities for rural areas.

GHG Intensity of Transportation Fuel Derived from Various Oils

kg CO_2/GJ of Refined Liquid Transport Fuel (FFCA)


150
125
100
75
50
25
0
85
110-122
89
92
99
102
OPTIMISED PLANT + CARBON SEQUESTATION1
OPTIMISED PLANT1
AUSTRALIAN CONVENTIONAL AVERAGE2
US CONVENTIONAL AVERAGE3
HEAVY OIL4
CANADIAN OIL SANDS4
OIL FROM SHALE (COMMERCIAL SCALE)
COMPARABLE OILS

[1] Achievable goal for commercial scale plant
[2] CSIRO/RMIT Comparison of Transport Fuels 2001
[3] US Argonne National Laboratory 2001
[4] McCann/RIWG 2001 (Canadian heavy oil is representative of many other heavy oils)

Bio-ethanol Study

SPP was successful in its application for a A$96,800 grant from the Commonwealth Government's New Industries Development program to advance the bio-ethanol production opportunity. These funds, coupled with A$232,000 from SPP are being used to complete a feasibility study for the co-production of ethanol alongside oil from shale.

The feasibility study includes trial conversion into ethanol of wood samples from SPP's plantation trial sites. The feasibility study will be completed in 2003.

The bio-ethanol production technologies SPP is investigating are well-established and the synergy of co-production makes this renewable business opportunity potentially attractive. In 2002, SPP was an invited speaker on this subject at two national renewable energy conferences.

Progressing with our Communities

SPP maintained a proactive role with all stakeholders in the Gladstone regional community during 2002. As well as working directly with community groups on structured programs, particularly the Independent Health Review studies, opportunities were taken to profile the Stuart Project at regional events to build on the broad Gladstone community support (86%), indicated in the most recent Annual Stakeholder Survey.

Stuart Facilitation Working Group (SFWG)

The SFWG was formed in April 2001 as a communication forum to resolve issues of concern to our neighbouring community of Yarwun/Targinnie. The group comprises representatives from the Yarwun/Targinnie community, the Queensland Government and SPP plus an independent facilitator.

Through 2002, progress was made towards completion of an Independent Health Review and overall Health Risk Assessment of the Stuart Project.

Studies on ambient air quality, community health and well-being, ultra-fine particles, air dispersion model validation, noise, and odours and irritants make up the scope of the review, and will complement previous work undertaken by SPP and others. Three of the studies have been completed and submitted for inclusion in the Health Risk Assessment. The remaining reports are well progressed and it is currently anticipated that the Health Risk Assessment will be complete by the end of the first quarter of 2003.

Expansion of Gladstone State Development Area

The Gladstone State Development Area (GSDA) was established in the early 1990's as part of a designated precinct for future regional industrial growth.

With the close proximity of the Stuart Project and advanced construction and approvals of other large developments, it has been recognised by Government that the encroachment and expansion of heavy industry on the Targinie community is likely to be at odds with a continued rural lifestyle.

On 19 December 2002 the Queensland Government announced an extension to the GSDA to incorporate the Targinnie district. The extended GSDA will adjoin the western side of SPP's Stuart Stage 1 mining lease and the mining lease application for Stage 2.

The GSDA Targinnie extension will offer an exit strategy to those residents who wish to leave the district. It is Government's intention that the implementation of the decision will be managed equitably and sympathetically to affected residents of Targinnie.

Community Development Fund and Community Contributions

Investment in the Gladstone regional community reached an all time high in 2002. Two corporate investment programs and a charitable aid program financed and operated by SPP employees, together contributed more than $250,000 in assistance during 2002.

The Stuart Oil Shale Project Community Development Fund (CDF) established in late 2001 has on its own provided some $210,000 in community benevolent assistance and local community recreational facilities. The CDF is funded from oil sales on a royalty basis of 10 cents per barrel of oil sold, and was initially supported by a seed-funding grant from SPP of $150,000. The CDF has received great interest from the community and is currently considering a number of new projects which could be commenced in 2003.

SPP's second corporate investment program is a sponsorship scheme that focuses on community initiatives that support environmental, cultural and educational themes. In 2002 the program invested some $30,000 to community events, both large and small. Major sponsorships during 2002 included the Gladstone Harbour Festival, Martin Hanson Art Awards and the Australian Institute of Management's Business and Management Awards of Excellence.

The Employee Charitable Aid Program (ECAP) is a well-established employee operated program that provides equipment and services to many of Gladstone's local charity organisations. Contributions made by employees from salaries this year have allowed ECAP to contribute more than $10,000 to the community in areas such as the provision of medical equipment to the St John ambulance service, and the purchase of specialised electronic teaching aids for children with learning disabilities.

Stuart Stage 2

During 2002 the regulatory approvals process for the Stage 2 project was progressed with the lodgement of a Supplement to the Draft EIS in January. The Supplement was developed in response to requests for additional information by various referral agencies. A series of consultation sessions with stakeholders including community groups and government agencies were undertaken during February 2002. This provided an opportunity for further input to the overall EIS process.

Approximately 200 further questions or requests for information were raised in submissions following the consultation period on the Supplement. A consultative process with each of the review bodies followed to address their requirements. The responses were formalised in an Addendum report, which was submitted to the Queensland Co-ordinator General in November 2002.

With approval of the EIS, the process to achieve the grant of the Stage 2 mining lease (MLA 80081) can commence. This process can progress in tandem with the development and approval of an Environmental Authority.

Great Barrier Reef Research Foundation

The Great Barrier Reef Research Foundation, of which SPP is a founding member, entered its second year of existence in 2002.

The Foundation has achieved significant success in attracting the interest and support of philanthropic organisations worldwide, while continuing to develop relationships with Australian bases research organisations. More information about the Foundation and the work it is supporting in Australia and overseas can be obtained from the website at www.barrierreef.org.

Financial Strategy

SPP has a program underway with its advisors to identify and attract investors and joint venture partners with the objective of finalising arrangements during 2003. This is an intensive program being undertaken by a senior management team in two inter-related parts. The first is targeted primarily towards financial investors and is designed to raise the necessary funds for capacity and reliability improvements to Stuart Stage 1, including provision of consequent increased working capital. The second part of the program is targeted towards industry participants to provide development funds for Stuart Stage 2. Discussions are underway with a number of potential investors and joint venture partners.



Oil recovery plant maintenance inspections.

DIRECTORS OF SPP



Campbell M Anderson

B. Ec (*University of Sydney*)

Chairman SPP Group, Co-Chairman SPP (USA) Inc.*, Director SPP (Europe) S.A.**

Mr Anderson has recently completed a two year term as President of the Business Council of Australia. He was Managing Director of North Limited (1993 to 1998), Managing Director of Renison Goldfields Consolidated (1986 to 1993) and Group Managing Director of the Burmah Oil Group in the United Kingdom (1982 to 1985). Mr Anderson served as President of the Australian Mines & Metals. Association, the Minerals Council of Australia and the Australia-Japan Society of Australia (Vic) during 1986 to 1998). He currently serves on a number of boards, including CGNU Australia Holdings, IBJ Bank Australia and Macquarie Direct investment.



James D McFarland

B. Sc (Hons) (*Queen's University*), M.Sc. (*Alberta*)

Managing Director SPP Group, Co-Chairman SPP (USA) Inc.*, Director SPP (Europe) S.A.**

Mr McFarland served as President and COO of Husky Oil in Canada, for over three years prior to joining SPP Group. He has over 30 years of experience in the oil and gas industry including a successful career with Imperial Oil Limited and other Exxon Corporation affiliates in Canada, the United States, the United Kingdom and Western Europe. Previous positions included Vice President of Oil Sands at Imperial Oil. He has served on a number of Boards including Syncrude Canada, Exxon Production Research, Petroleum Technology Research Centre (Saskatchewan), Society of Petroleum Engineers (International) and the Canadian Federal Government's Advisory Committee on Environmental Protection.



Victor H Kuss

B. Com (*University of Queensland*), M. Ec (*University of New England*), A.C.A.

Executive Director SPP Group

Mr Kuss has 26 years of diversified corporate experience in finance, project management, technology development and government relations. He has held the position of Finance Director and Company Secretary of SPP Group for the past 16 years, during which time has been instrumental in the Company's first joint venture negotiations on the Stuart project as well as in the budget planning and management of the Stuart Stage 1 Project.



John Val Browning

B.S. (M.I.T), *Graduate School* (M.I.T)

Executive Director SPP Group, President, SPP (USA) Inc.*, President, SPP (Europe) S.A.**

Mr Browning has been associated with the Company for the past 25 years as a Consultant, Director and Executive Director, actively involved with its U.S. operations. Previously he had 29 years in engineering and management expertise with Browning Inc. and Browning Arms Company, holding the role of President of those companies from 1962 to 1976.



Bruce C Wright
H.N.C (*Civil Engineering*) (*London*), M.I.E. *Aust.*

Non-Executive Director, SPP Group

Mr Wright has been associated with the Company as a Consultant, General Manager and Director for 25 years. Prior to his retirement as Executive Director of SPP Group in October 2001, he was responsible for all engineering and technical activities undertaken for the Company. Mr Wright is a Director of the Queensland Mining Council and is Chairman of the Council's Environment Committee.



Norton Belknap
B.S., M.S. (M.I.T)

Non-Executive Director SPP Group, Executive Vice President and Director SPP (USA) Inc.*

Mr Norton Belknap consults on energy matters and has been a Director of several oil companies in the USA and Australia. He was previously employed by Exxon Corporation where he held several positions including Senior Vice President of Exxon International Company and Vice President Corporate Planning of Exxon Corporation. Other positions held include Executive Vice President of Esso Europe, Chairman and Managing Director of Esso Australia and Vice President of Esso Japan.



Brian Davidson
L.L.B. (*Hons*) (*University of Sydney*)

Non-Executive Director SPP Group

Mr Davidson is a Senior Partner of Deacons with over 36 years experience in corporate and commercial law, particularly mergers and acquisitions, corporate advisory, project development and foreign investment. He is currently Chairman of Lynas Corporation Limited, a Director of Sino Gold Limited and has served on the Boards of many listed public companies over a 31-year period.



Edythe A Parkinson-Marcoux
B. *App. Sc*, *Honours* MBA, *Dr. of Sc* (*Honorary*) (*Queen's University*)

Non-Executive Director SPP Group, Director SPP (USA) Inc.*

Ms Parkinson-Marcoux has over 26 years experience in the energy industry but also has experience in power and biomass industries. Currently she is a Director of Ensyn Energy Inc., Placer Dome Inc., SNC Lavalin Inc., and the National Bank of Canada. Previous positions include Executive Vice President of Suncor Inc. Oil Sands Group, President of Gulf Heavy Oil, President of CS Resources Limited and President, CEO and Chairman of Ensyn Energy Corporation. She also held several senior executive positions with Ontario Hydro, Imperial Oil and Petro-Canada.



Nicholas (Nick) W Stump
M.S *AppSc.* (*South Australia*)

Non-Executive Director SPP Group

Mr Stump has been involved with more than $3.5 billion of major project developments in the resource sector in Queensland. He held the position of Chief Executive Officer for MIM Holdings Limited from 1995 to 2001. Prior to MIM, Mr Stump was Chief Executive Officer of Comalco (1991 to 1995), during his 25 years with the CRA/Rio Tinto group.

Frederick Whittemore	Director, SPP (USA) Inc.*
John H. French	Vice Chairman, SPP (USA) Inc.*, Director, SPP (Europe) S.A.**
Donald C. Macpherson	Director, SPP (Europe) S.A.**
Jonkheer Reinout F. van Lennep	Director, SPP (Europe) S.A.**
Pierre de Montjou	Director, SPP (Europe) S.A.**
Archduke Rudolph of Austria	Director, SPP (Europe)S.A.**
John Allen Browning	Director, SPP (Europe)S.A.**
John Frelherr von Twickel	Advisor to SPP (Europe) S.A.**

* US *Corporation controlled by* SPP

** *European Corporation controlled by* SPP

FINANCIAL INFORMATION

INDEX

The Directors and management are committed to high standards of corporate governance for which the Board is ultimately responsible. The corporate governance practices set out below have operated for the whole of the year except as indicated.

Board Composition and Membership

As at the date of the Directors' Report the Board is comprised of the Chairman, three executive Directors and five non-executive Directors. The Board believes that this provides an appropriate mix of qualifications, skills and experience for this stage of the company's development. The Constitution requires that one third of Directors retire each year by rotation and that no Director shall remain in office for more than three years without re-election. Directors have the ability to seek professional advice at the company's expense.

Conduct of Directors

Directors are required to conduct themselves to the highest ethical standards. Statutory requirements are regarded as the minimum standard to be attained. Directors must avoid any matter that may result in an actual or perceived conflict of interest and must avoid acting in a manner that is in contradiction to the interests of shareholders.

Board Committees

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee operated for the whole of the year. Members of the Audit and Corporate Governance Committee are B.H. Davidson (Committee Chairman and non-executive Director), C.M. Anderson (Chairman of the Board and non-executive Director) and V.H. Kuss (executive Director). Financial officers of the company and auditors attend by invitation. The responsibilities of the Committee are to:

- assist the Board of Directors in fulfilling its responsibilities relating to accounting and reporting practices of the company and each of its subsidiaries;
- oversee, co-ordinate and appraise the quality of the audits conducted by the company's external auditors;
- maintain, by regular meetings, lines of communications among the Board, the Company's accounting staff and external auditors to exchange views and information, as well as confirm their respective authority and responsibilities;
- serve as an independent and objective party to review the financial information submitted by management to the Board for issue to shareholders, regulatory authorities and the general public; and
- review the corporate governance aspects of the business and ensure that appropriate policies and procedures are established to meet corporate governance guidelines.

Environment, Health and Safety Committee

Members of the Committee are N.W. Stump (Committee Chairman and non-executive Director), B.C. Wright (non-executive Director), E.A. Parkinson-Marcoux (non-executive Director) and J.D. McFarland (Managing Director). The responsibilities of the Committee are to:

- receive reports from and consult with management and monitor the due compliance by the company and each of its subsidiary companies, with those EH&S matters which may impact on the position of the company's employees, contractors, and the community;
- review and make recommendations to the Board with respect to the adoption of and changes to Group policies in respect of EH&S; and
- supervise the implementation and maintenance of and adherence to appropriate systems to monitor compliance on EH&S matters.

Compensation Committee

Members of the Committee are C.M. Anderson (Committee Chairman and Chairman of the Board) and JD McFarland (Managing Director). R. Bryan was a member of the Committee from the beginning of the year until his resignation as non-executive Director on 30 June 2002. Since Mr Bryan's resignation, all Australian-based non-executive Directors have been invited to attend meetings of the Committee. This arrangement was formalised in January 2003 when B.H. Davidson (non-executive Director), N.W. Stump (non-executive Director) and B.C. Wright (non-executive Director) were appointed as members of the Committee. The responsibilities of the Committee are to:

- provide guidelines on how remuneration for executive and non-executive Directors is set;
- make recommendations to the Board on remuneration of the Managing Director;
- make recommendations to the Board on remuneration for other Board members;
- provide guidelines on how the Equity Participation Share (EPS) scheme will be administered and recommend changes as required for Board and shareholder approval; and
- make recommendations to the Board on overall remuneration policies in respect of employees of the group.

Risk Assessment

The Board monitors operational and financial risk through a combination of departmental reporting and purpose-specific risk management committees including the Titles Committee, Calls Paid Committee, Audit and Corporate Governance Committee, Compensation Committee and Environment, Health and Safety Committee. In addition, during the 2002 financial year, significant work was undertaken through the Due Diligence Committee which met on 11 occasions during the year to facilitate the company's fundraising activities. B.H. Davidson (non-executive Director) and V.H. Kuss (executive Director) participated in these meetings as representatives of the Board.

Code of Conduct

Employees are required to observe high ethical standards. The purpose of the company's written Code of Conduct is to encourage an awareness of these obligations and to provide guidance on their observance. The Code of Conduct covers compliance with the law, protection of company material, dealing in the company's securities, conflict of interest, occupational health and safety, record keeping, discrimination and the promotion of a positive work environment. The company has adopted Corporate Values which further develop the principles espoused in the Code of Conduct and ensure that the business of the company is conducted in an honest, open and ethical manner.

1. RELATIONSHIP BETWEEN SPP AND CPM

The Australian tax regime at the time the companies were floated in 1968 distinguished between petroleum and mineral exploration. Since it was intended that both petroleum and mineral exploration would be undertaken, two entities were established, Southern Pacific Petroleum N.L. and/or its controlled entities ("SPP" or "SPP Group") for petroleum interests, and Central Pacific Minerals N.L. and/or its controlled entities ("CPM") for mineral interests. Accordingly, any petroleum project investment was taken up by SPP and any mineral investment by CPM. In 1972, this tax regime was removed.

When in 1973 it was decided to become actively involved in oil shale, it was believed that, as this embraced both mining and oil technology, any interests acquired should be taken up on a 50/50 basis between the two companies. The only remaining interests not shared are the uranium and fluorite interests in the Northern Territory which are held by CPM.

This relationship continued until 8 March 2002 when, through the implementation of Schemes of Arrangement between SPP and CPM, CPM became a controlled entity of SPP. Since that time, the activities of CPM have been included in the SPP Consolidated Accounts.

2. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR SPP & CPM

The consolidated statement of financial performance detailed below reflects the full year results of the SPP group (including CPM and other entities acquired during 2002) for both 2002 and also 2001 comparatives. The amounts disclosed below are different to the statutory statements of financial performance on page 27, which only reflect the CPM group result from the date SPP acquired CPM (being 8 March 2002). The statement below is provided to allow users to better analyse the performance of the SPP group (which now includes CPM) over the last two years.

Consolidated SPP Operating Loss Analysis

	2002 $'000	2001 $'000	Increase/ (Decrease)
Revenue:			
Product sales	**28,062**	8,210	19,852
Investment income	**3,239**	4,679	(1,440)
Proceeds on sale of assets	**3,229**	871	2,358
Royalty income	**731**	1,506	(775)
Other income	**399**	194	205
Total revenue	**35,660**	15,460	20,200
Less Expenses:			
Exploration and evaluation costs expensed	**56,914**	41,374	15,540
General and administrative expenses	**12,907**	11,912	995
Product selling costs	**3,722**	1,658	2,064
Borrowing cost expense	**3,731**	2,549	1,182
Other expenses	**2,923**	2,347	576
Total expenses	**80,197**	59,840	20,357
Operating loss before tax	**(44,537)**	(44,380)	(157)
Income tax benefit	-	-	-
Operating loss after tax	**(44,537)**	(44,380)	(157)

Reasons for variances are:

Product sales

Revenue from product sales includes excise revenue rebated from naphtha sales. The quantities of product shipped in 2002 has increased significantly from 2001 (391,000 bbls sold in 2002, compared to 133,000 bbls in 2001) as a result of the finalisation (in 2002) of a naphtha sales contract with Mobil Oil Australia Pty Ltd and higher production levels at the Stuart Stage 1 plant.

Investment Income

Investment income consists mainly of interest income and short term securities income. As a result of the group having lower average cash reserves in 2002 than in 2001, investment income has decreased by $1.4 million from $4.7 million in 2001.

Proceeds on sale of assets

As a result of the group having lower cash reserves in 2002, longer term investments (mainly listed shares) were required to be sold. Accordingly, proceeds on sale of assets have increased by $2.4 million in 2002.

Royalty income

The group receives a royalty in respect of the sale in a prior year of US exploration properties. The royalty has declined by $0.8 million in 2002 from $1.5 million in 2001 as a result of lower revenues being achieved from these properties.

Exploration and evaluation costs expensed

This expense is derived predominantly from the company continuing to expense all Stage 1 expenditures in excess of the carrying amount at 30 June 2000.

Expenditure associated with the Stage 1 plant increased by $15.7 million from $41 million in 2001 to $56.8 million in 2002. This reflected Suncor funding 50% of Stage 1 expenditures for the first 3 months of 2001, higher costs associated with the increased levels of production in 2002 including higher expenditures on initial capital programs to improve the reliability and capacity of the Stage 1 plant.

Other exploration and evaluation costs expensed decreased by $0.2 million from $0.3 million in 2001 to $0.1 million in 2002.

General and administrative expenses

General and administrative expenses increased by $1 million in 2002 as additional expenditure was incurred on corporate restructuring of SPP and CPM, seeking joint venture partners for future Stuart development and on fundraising activities.

Product selling costs

Product selling costs have increased by $2.1 million in 2002 as result of higher volumes of product being shipped in 2002 (refer comment on Product sales above).

Borrowing costs

SPP's borrowing costs have increased by $1.2 million from $2.5 million to $3.7 million. This is a result of three unsecured guarantee facilities being fully drawn down during the period, providing the group with USD17.5 million in additional debt funding

Your Directors present their report on the consolidated entity consisting of Southern Pacific Petroleum N.L. ("the company"), and the entities it controlled at the end of, or during, the year ended 31 December 2002.

Directors

The following persons were Directors of Southern Pacific Petroleum N.L. during the whole of the financial year and up to the date of this report:

Campbell M. Anderson	Chairman and Non-Executive Director Member of Audit and Corporate Governance Committee and Chairman of the Compensation Committee
James D. McFarland	Managing Director Member of Environment, Health and Safety Committee and Compensation Committee
John Val Browning	Executive Director
Victor H. Kuss	Executive Director Member of Audit and Corporate Governance Committee
Norton Belknap	Non-executive Director
Brian H. Davidson	Non-executive Director Chairman of Audit and Corporate Governance Committee and Member of Compensation Committee
Edythe A. Parkinson-Marcoux	Non-executive Director Member of Environment, Health and Safety Committee
Nicholas W. Stump	Non-executive Director Chairman of Environment, Health and Safety Committee and Member of Compensation Committee
Bruce C. Wright	Non-executive Director Member of Environment, Health and Safety Committee and Compensation Committee

Mr Robert Bryan and Ms Jennifer McFarlane were Directors from the beginning of the year until their resignation on 30 June 2002 and 3 December 2002 respectively. Mr John McFarlane was an Alternate Director from the beginning of the year until the resignation of Ms Jennifer McFarlane on 3 December 2002.

For particulars of Directors' shareholdings refer to Additional Information (page 65). Particulars of the qualifications, experience and special responsibilities of each Director are set out on pages 15 to 16.

Principal activities

The principal activities of the consolidated entity during the financial year were the operation and development of the Stuart project and exploration for and evaluation of oil shale in Australia.

Dividends

No dividends have been paid or declared by the company since the end of the previous financial year, and the Directors do not now recommend any payment of dividends.

Review of operations and changes in state of affairs

a) Stuart Project

Information in respect of the Stuart Project for the period is referred to in the reports on pages 7 to 10.

b) Corporate Restructuring of SPP and CPM

At a series of meetings held on 24 January 2002, SPP's shareholders and the security holders of CPM passed all resolutions approving Schemes of Arrangement between SPP and CPM. Finalisation of the schemes received final approval at the second court hearing held on 27 February 2002. As a result, SPP assumed control of CPM on 8 March 2002 by increasing its shareholding in CPM (on a fully diluted basis) to 90.39% (increased from 34% immediately preceding the schemes' implementation).

In accordance with the Schemes of Arrangement, by selective capital reduction, SPP also cancelled the shares held in SPP by CPM on 8 March 2002. This resulted in the cancellation of 107,511,690 fully paid ordinary shares, 32,500 ordinary shares paid to 10 cents and 312,500 equity participation shares paid to 1 cent. Consideration of $1 was paid to CPM on the cancellation of these shares.

c) USD17.5 million Secured through Guarantee Facilities

During the financial year, the SPP Group accessed USD17.5 million through 3 unsecured guarantee facilities. These Guarantees have been provided by 3 separate parties (one being a Director of the company) to enable SPP to secure working capital to progress the Stuart Oil Shale Project. Under the facilities, the parties have undertaken to procure that loan or other facilities be provided to the company or its associated companies, in amounts of up to USD17.5 million for up to 3 years. The fees payable for the provision of these guarantees are in the form of 3 year share options (refer Note 13(m)).

d) Director Changes

Mr Robert Bryan and Ms Jennifer McFarlane resigned as Directors of the company on 30 June 2002 and 3 December 2002 respectively. Mr John McFarlane ceased to be Alternate Director for Ms Jennifer McFarlane on 3 December 2002.

A more detailed review of operations of the consolidated entity is contained on pages 2 to 14.

There have been no significant changes in the state of affairs of the consolidated entity during the financial year other than those covered in the review of operations.

Trading results

The net loss after tax attributable to members of SPP for the year was $39,485,000 (2001: $29,441,000).

Issues of ordinary shares

During the financial year the following fully paid ordinary shares were issued. Refer note 13(j) and (k) for further details. Agreement was also reached to issue a further 2,775,000 fully paid ordinary shares, with settlement to take place in the first half of 2003 (refer Note 13 (k) for further details).

Date	No. of Shares	Price/Share $	Net Value $
8 March 2002*	164,061,651	0.42	45,255,651
Various*	1,116,956	Various*	558,898
29 November #	19,331,443	0.35	6,766,005
23 December #	2,102,513	0.35	735,880
23 December ^	5,167,059	0.35	1,808,470
	191,779,622		55,124,904

* Issued in accordance with the Schemes of Arrangement between SPP and CPM. The issue on 8 March was the original issue on the implementation date for the Schemes, whilst the remaining issues result from conversion by CPM shareholders that originally elected to defer conversion.

\# Issued in accordance with a Rights Issue.

^ Issued through Private Placements on the same terms as the Rights issue.

Issues of partly paid ordinary shares

On 8 March 2002, 247,369 ordinary shares paid to 40.616 cents were issued in accordance with the Schemes of Arrangement between SPP and CPM. Refer note 13(j) for further details.

Issues of equity participation shares

In accordance with existing employment agreements, the following equity participation shares paid to 1 cent were issued for cash during the year.

Date	No of Shares	Price/Share $	Proceeds Received $
29 May	985,509	0.61	9,855
22 November	175,225	0.29	1,752
	1,160,734		11,607

In addition to the above, on 8 March 2002, 22,906,002 equity participation shares paid to 0.375 cents were issued in accordance with the Schemes of Arrangement between SPP and CPM.

Options over unissued shares

During the financial year the company granted the following options over unissued ordinary shares (Details of the terms and conditions of these options are provided in Note 13):

- to Sunoco Inc in accordance with the Schemes of Arrangement between SPP and CPM;
- to a Director in accordance with the Schemes of Arrangement between SPP and CPM;
- to Mr Frederick Whittemore and Mr Malcolm Chace III in satisfaction of fees payable in respect of guarantee facilities arranged by these parties; and
- to participants in the company's Rights Issue and Private Placements finalised in November and December respectively.

Future costs incurred on the exercise of the options will be expensed in the period the option is exercised.

There have been no other options issued, exercised or expired during or since the end of the financial year.

Matters subsequent to the end of the Financial Year

Except for item disclosed in Note 7 to the accounts, the Directors are not aware of any matters or circumstances that have arisen since 31 December 2002 that have significantly affected, or may significantly affect:

a) the consolidated entity's operations in future financial years; or
b) the results of those operations in future financial years; or
c) the consolidated entity's state of affairs in future financial years.

Likely developments

Likely developments in the operations of the consolidated entity and the expected results of those operations in financial years subsequent to the year ended 31 December 2002 are referred to in the reports on pages 2 to 14.

The continued development of the group's technology beyond Stage 1, through successful development and commercial exploitation of the group's oil shale deposits, continues to be dependent on the group securing sufficient funding from equity, debt and other sources in 2003.

The group has a program underway with its advisors to identify and attract investors and joint venture partners with the objective of finalising arrangements during 2003. This is an intensive program being undertaken by a senior management team in two inter-related parts. The first is targetted primarily towards financial investors and is designed to raise the necessary funds for capacity and reliability improvements to Stuart Stage 1, including provision of consequent increased working capital. The second part of the program is targetted towards industry participants to provide development funds for Stuart Stage 2. The group is currently in discussions with a number of both investors and joint venture partners.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Meetings of Directors

The number of meetings of the company's Directors (including meetings of committees of the Directors) held during the financial year ended 31 December 2002, and the numbers of meetings attended by each Director were:

	Meetings of Directors	Meetings of Committees		
		Audit and Corporate Governance	Compensation	Env Health & Safety
Number of meetings held	28	3	3	2
Number of meetings attended by:				
Campbell M. Anderson	27	3	3	n/a
Jennifer A. McFarlane*	25	n/a	n/a	n/a
John S. McFarlane *(as alternate for Jennifer A. McFarlane)*	2	n/a	n/a	n/a
James D. McFarland	28	n/a	2	2
John V. Browning	26	n/a	n/a	n/a
Victor H. Kuss	28	3	n/a	n/a
Norton Belknap	26	n/a	n/a	n/a
Robert Bryan^	13	n/a	2	n/a
Brian H. Davidson	19	3	n/a	n/a
Edythe A. Parkinson-Marcoux	24	n/a	n/a	2
Nicholas W. Stump	28	n/a	n/a	2
Bruce C. Wright	23	n/a	n/a	1

* attended/was represented at all meetings held while a Director (including full meetings and relevant committee meetings)
^ attended/was represented at all but 2 meetings held while a Director (including full meetings and relevant committee meetings)
There were an unusually high number of meetings of Directors during the year due to the company's restructuring and financing considerations.

Directors' benefits and interests in contracts

No Director of the company has, since the end of the previous financial year, received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of remuneration received or due and receivable by Directors shown in the financial statements, or the fixed salary of a full-time employee of the company or of a related entity) by reason of a contract made by the company or a related entity with the Director or with an entity of which the Director is a member, or with an entity in which the Director has a substantial financial interest. No material contracts or transactions involving Directors' interests were entered into since the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in Note 25 to the financial statements.

Insurance of officers

During the financial year, the company paid insurance premiums totalling $93,780 in respect of Directors' and Officers' liability insurance. The insurance coverage includes all Directors of the company named in the Directors' Report (including alternate Directors). The policy does not specify the premium for individual Directors and executive officers.

The Directors' and Officers' liability insurance provides cover against costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or a related body corporate) incurred in their position as Director or executive officer unless resulting payments arise from conduct which involves a wilful breach of duty or an improper use of inside information or position to gain advantage.

Directors' and executives' emoluments

Emoluments are designed to attract, retain and motivate Directors and senior executives of a high calibre through remuneration packages which are competitive and representative of best practice and are designed to enhance SPP's performance. Directors and senior executives participate in the company's Equity Participation Scheme, which is designed to align the objectives of the company's management with those of its shareholders.

(a) Directors

A peer review is conducted on the nature and amount of emoluments for Board members. The criteria for reviewing the nature and amount of the emoluments of Directors include obtaining appropriate advice from external consultants and taking account of actual and expected work loads, increased and changed corporate responsibilities, the skills and experience of Directors and the performance of SPP. The last review was in March 2002.

Parent Name and Position	Base Salary	Directors' Fees	Consultancy Fees	Other Benefits	Deferred Compen -sation	Superann. Contributions	Total
	$	$	$	$	$	$	$
Campbell M. Anderson Chairman and Non-executive Director	-	45,872	-	-	-	4,128	50,000
James D. McFarland Managing Director	99,322	-	-	102,358	49,603	28,820	280,103
Other Executive Directors							
John V. Browning	-	-	-	-	-	-	-
Victor H. Kuss *	94,377	-	-	39,873	40,233	11,175	185,658
Other Non-executive Directors							
Norton Belknap	-	-	-	-	-	-	-
Brian H. Davidson	-	18,000	-	-	-	-	18,000
Edythe A. Parkinson-Marcoux	-	-	-	-	-	-	-
Nicholas W. Stump	-	18,349	-	-	-	1,651	20,000
Bruce C. Wright	-	6,422	23,433	13,000	27,048	2,897	72,800
Former Directors							
Robert Bryan	-	8,334	-	-	-	666	9,000
Jennifer A. McFarlane #	106,121	-	-	19,119	40,233	9,424	174,897
Former Alternate Director							
John S. McFarlane	62,479	-	-	3,590	-	7,873	73,942

Consolidated Name and Position	Base Salary	Directors' Fees	Consultancy Fees	Other Benefits	Deferred Compen-sation	Superann. Contributions	Total
	$	$	$	$	$	$	$
Campbell M. Anderson Chairman and Non-executive Director	-	84,098	-	-	-	7,569	91,667
James D. McFarland Managing Director	182,090	-	-	190,073	99,205	52,837	524,205
Other Executive Directors							
John V. Browning	-	1,676	57,370	-	282,323	-	341,369
Victor H. Kuss *	173,025	-	-	65,080	80,466	20,487	339,058
Other Non-executive Directors							
Norton Belknap	-	20,264	19,626	-	96,000	-	135,890
Brian H. Davidson	-	33,000	-	-	-	-	33,000
Edythe A. Parkinson – Marcoux	-	25,975	34,354	-	-	-	60,329
Nicholas W. Stump	-	33,639	-	-	-	3,028	36,667
Bruce C. Wright	-	11,774	42,960	23,833	54,095	5,308	137,970
Former Directors							
Robert Bryan	-	15,278	-	-	-	1,222	16,500
Jennifer A. McFarlane #	194,555	-	-	38,238	80,466	17,277	330,536
Former Alternate Director							
John S. McFarlane	114,545	-	-	7,064	-	14,434	136,043

Notes:
Emoluments reported are those paid or payable for the financial year ended 31 December 2002. Other benefits consist of car benefits, insurance, employee share plans, bonuses, unused leave paid out, travel and educational allowances including Fringe Benefits Tax where applicable.

During 2001 and until April 2002, the payment of certain Directors' remuneration and costs were deferred on the basis that, when the Stuart Stage 1 Plant achieved 3 consecutive months of breakeven operation, or the company succeeded in raising appropriate levels of funding, they would be paid 1.5 times such deferred income. As a result of fundraisings concluded during 2002, deferred entitlements were paid out during the year. Payments consisted of cash and/or superannuation contributions.

There were no equity participation shares issued to the Directors during the period except for those issued in accordance with the Schemes of Arrangement between SPP and CPM (these were issued to replace equity participation shares previously issued by CPM and were issued on the same terms and conditions as the CPM issue (after taking into account the exchange ratio of 2.664 SPP shares for each CPM share)).

Includes a payout of unused leave entitlements on termination of $29,238 (Consolidated) and $14,619 (Parent).

* Includes a payout of unused leave entitlements of $11,424.

(b) Senior executives

The Board of Directors is responsible for reviewing the nature and amount of emoluments of senior executives.

The criteria for reviewing the nature and amount of the emoluments of the senior executives include obtaining appropriate advice from external consultants as to market and economic conditions and taking account of market comparisons for similar roles, performance of the incumbent, the skills and experience and the performance of individual departments and the SPP group as a whole. The last review was in March 2002.

Parent

Name and Position	Base Salary	Other Benefits	Super Contributions	Total	Number of Equity Participation Shares Issued During the Year	
	$	$	$	$	May 02	Nov 02
Jim Schmidt						
General Manager – SPPD	61,800	20,000	17,500	99,300	200,166	-
John Abbott						
General Manager - Stuart Operations	74,027	13,662	9,311	97,000	-	159,920
Stephen Grocott						
General Manager – Research	75,602	12,084	6,714	94,400	144,461	-
Ralph McIver #						
General Manager – Exploration	49,787	22,163	5,960	77,910	55,706	-
John McFarlane *						
General Manager – Corporate Finance & Investment	5,667	76	716	6,459	-	-

Consolidated

Name and Position	Base Salary	Other Benefits	Super Contributions	Total	Number of Equity Participation Shares Issued During the Year	
	$	$	$	$	May 02	Nov 02
Jim Schmidt						
General Manager – SPPD	113,301	37,799	32,083	183,183	200,166	-
John Abbott						
General Manager - Stuart Operations	135,716	25,381	17,069	178,166	-	159,920
Stephen Grocott						
General Manager – Research	138,604	22,721	12,309	173,634	144,461	-
Ralph McIver #						
General Manager – Exploration	91,275	43,199	10,926	145,400	55,706	-
John McFarlane *						
General Manager – Corporate Finance & Investment	11,334	151	1,432	12,917	-	-

Notes:
Emoluments reported are those paid or payable for the financial year ended 31 December 2002. Other benefits consist of bonuses, unused leave paid out, employee share plans, car and insurance benefits including Fringe Benefits Tax where applicable.

Equity participation shares listed above were issued during the year (to which a value of 1 cent per share has been attributed) at issue prices of $0.61 each in May and $0.29 each in November. Each share has been paid to 1 cent. There were no other equity participation shares issued to these Executives during the period except for those issued in accordance with the Schemes of Arrangement between SPP and CPM (these were issued to replace equity participation shares previously issued by CPM and were issued on the same terms and conditions as the CPM issue (after taking into account the exchange ratio of 2.664 SPP shares for each CPM share)).

"Senior Executives" are officers who are involved in, concerned in, or who take part in, the management of the affairs of Southern Pacific Petroleum N.L. and /or related bodies corporate.

* Ceased to be an alternate Director on 3 December 2002. This table reflects remuneration while he was a senior executive (3 December 2002 to 31 December 2002).

Includes a payout of unused leave entitlements of $28,417 (Consolidated) and $14,209 (Parent).

Environmental Regulations

a) Overview

Southern Pacific Petroleum (Management) Pty Ltd (SPPM), a wholly owned subsidiary of SPP (Stuart) Pry Ltd acts as operator for the Stuart Stage 1 project. SPP and its subsidiary company, CPM, are responsible as operators for operations on all other tenures except Rundle (operator: Esso Australia Limited). In Queensland, SPP/CPM operates principally under the provisions of the Environmental Protection Act 1994 (The Act) as a result of the proclamation of the Environmental Protection and Other Legislation Amendment Act 2000 (EPOLA) on 1 January 2001. The policy objective of this legislation is to transfer the environmental regulation of mining from the Mineral Resources Act 1989 to the Environmental Protection Act 1994. On 13 December 2001, the Companies applied to convert the transitional environmental authorities for their tenures to standard environmental authorities under the new provisions in the Act. The EPA granted standard environmental authorities for MDL177, EPM3215 and EPM3436 on 15 August 2002. Conditions of the environmental authorities specifically allow the continuation of exploration and scientific research in these areas, including category A and B environmentally sensitive areas.

The companies carry out their operations and meet their obligations as defined in the Act. Other than the Stuart Stage 1 project (refer below), the companies have not been subject to any other significant environmental regulation.

b) Stuart Stage 1

The Stuart Stage 1 project continues to operate principally under the provisions of the Queensland Environmental Protection Act 1994 (The Act). Regulatory requirements are detailed in the Stage 1 project's transitional environmental authority. It is expected that the transitional environmental authority will be converted to an integrated environmental authority (mining activities) by mid 2003.

In 2002 the project's activities were subject to two approved Environmental Management Programs (EMP), one for air, including odour, and one for water. Both EMP's were completed in the year, with new authorities currently in the process of being arranged (as described below).

The Annual Return for the transitional environmental authority was submitted to the administering authority on 19 December 2002 in accordance with Section 316 of The Act. This submission identified that the operator complied with all conditions with the exception of the areas detailed in the following paragraphs.

Release of Contaminants to the Atmosphere from Point Sources

Only one exceedance of the limit for particulate emissions (24 grams per second) occurred during the year. This was for less than one hour on 23 September 2002 and was as a result of maintenance activities.

The temperature in the main stack periodically dropped below the licence requirement level as a result of operational reliability issues and Gas Act interlock safety requirements. These technical non compliances mainly arose due to conflict between the requirements of the transitional environmental authority and the requirements of Australian Standards under the Gas Act. In recognition of this conflict, on 15 August 2002, the Department of Natural Resources and Mines approved an application for exemption under Section 122 of the Gas Regulation.

Materials Handling

Current storage procedures for flammable liquids are not fully in accordance with AS1940, however SPPM has both primary and secondary containment structures in place to provide an appropriate storage arrangement. EPA and SPPM have addressed this issue and it is expected that the amended environmental authority (mining activities) will reflect the current storage approach.

Noise Monitoring

The specific requirement for noise monitoring for the ten nearest affected residences to the plant has not been met as it has been superceded by undertaking a larger, more intense program which is concentrated around identified priority areas. The noise monitoring program has been revised to focus on areas of key concern and areas from where the most useful information can be collected for the development and implementation of mitigation measures.

Rounding of amounts to nearest thousand dollars

The company is of the kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial report. Amounts in the Directors' Report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order unless specifically stated to be otherwise.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors.

Dated at Brisbane 18 February, 2003
for and on behalf of the Board

C.M. Anderson	J.D. McFarland
Chairman	Managing Director

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER 2002

	Note	Consolidated		Parent Entity	
		2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Revenue from ordinary activities	2	34,997	7,115	4,987	3,009
Cost of sales	2	-	-	-	-
Less: Expenses from ordinary activities					
Exploration and evaluation costs expensed		(54,604)	(20,681)	(83)	(171)
Product selling costs		(3,513)	(829)	-	-
Borrowing costs expensed		(3,456)	(1,276)	(2,458)	(1,276)
Provision for loans to controlled entities		-	-	(15,528)	(18,917)
General and administration expenses		(11,885)	(5,931)	(6,014)	(5,904)
Other expenses		(2,814)	(1,159)	(1,462)	(1,159)
Share of net losses of associate accounted for using the equity method	24	(181)	(6,680)	-	-
Loss from ordinary activities before income tax benefit		(41,456)	(29,441)	(20,558)	(24,418)
Income tax benefit	3	-	-	-	-
Net loss		(41,456)	(29,441)	(20,558)	(24,418)
Net loss attributable to outside equity interest		1,971	-	-	-
Net loss attributable to members of SPP		(39,485)	(29,441)	(20,558)	(24,418)
Net (decrease) in share of reserves of associate	14(a)	(24,473)	(5,450)	-	-
Net increase in option premium reserve	14(a)	79	-	79	-
Net (decrease) in foreign currency translation reserve	14(a)	(35)	-	-	-
Net increase in asset revaluation reserve	14(a)	34,859	-	-	-
Total revenues, expenses and valuation adjustments recognised directly in equity		10,430	(5,450)	79	-
Total changes in equity other than those resulting from transactions with owners as owners		(29,055)	(34,891)	(20,479)	(24,418)
Basic earnings per share	26	(10.6)	(9.1)		
Diluted earnings per share	26	(10.6)	(9.1)		

The accompanying notes form part of these accounts

EXPLORATION AND EVALUATION COSTS

FOR THE YEAR ENDED 31 DECEMBER 2002

	Note	Consolidated		Parent Entity	
		2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Exploration and evaluation costs for the year (after deducting recoveries)					
Oil Shale					
Stuart Stage 1 (after recognising net product sales of $23,594,000 (2001: $3,276,000))		**30,871**	16,236	-	-
Stuart post Stage 1		**3,510**	1,604	**1,847**	1,604
Other		**375**	313	**195**	313
		34,756	18,153	**2,042**	1,917
Metals		**74**	61	**47**	61
Exploration and evaluation costs for the financial year		**34,830**	18,214	**2,089**	1,978
Deduct:					
Stuart Stage 1 costs expensed (after recognising net product sales of $23,594,000 (2001: $3,276,000))		**(30,871)**	(17,234)	-	-
Other exploration and evaluation costs written off		**(139)**	(171)	**(83)**	(171)
		3,820	809	**2,006**	1,807
Exploration and evaluation costs acquired with controlled entity					
- Stuart Stage 1		**54,500**	940	-	-
- Stuart post Stage 1		**6,340**	-	-	-
- Other oil shale		**33,769**	-	-	-
Exploration and evaluation costs at beginning of financial year		**88,136**	86,387	**32,696**	30,889
Exploration and evaluation costs at end of financial year	9	**186,565**	88,136	**34,702**	32,696

STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2002

	Note	Consolidated		Parent Entity	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
CURRENT ASSETS					
Cash assets	23	**10,089**	2,074	**3,746**	1,373
Receivables	4	**1,167**	1,144	**1,695**	1,713
Investments	5	**81**	5,066	**40**	5,066
Inventories	7	**4,352**	3,408	**147**	-
Other	6	**-**	10,990	**-**	10,722
TOTAL CURRENT ASSETS		**15,689**	22,682	**5,628**	18,874
NON-CURRENT ASSETS					
Receivables	4	**4,167**	3,129	**77,652**	57,875
Investments					
– controlled entities	5	**-**	-	**58,200**	-
– accounted for using the equity method	5	**-**	20,937	**-**	12,278
– other	5	**-**	250	**-**	250
Inventories	7	**-**	162	**-**	162
Property, plant and equipment	8	**1,946**	1,231	**457**	577
Exploration and evaluation costs	9	**186,565**	88,136	**34,702**	32,696
TOTAL NON-CURRENT ASSETS		**192,678**	113,845	**171,011**	103,838
TOTAL ASSETS		**208,367**	136,527	**176,639**	122,712
CURRENT LIABILITIES					
Payables	11	**6,481**	5,155	**1,095**	2,103
Provisions	12	**2,060**	11,622	**737**	11,400
TOTAL CURRENT LIABILITIES		**8,541**	16,777	**1,832**	13,503
NON-CURRENT LIABILITIES					
Interest bearing liabilities	11	**61,252**	15,015	**46,276**	15,015
Provisions	12	**751**	68	**290**	30
TOTAL NON-CURRENT LIABILITIES		**62,003**	15,083	**46,566**	15,045
TOTAL LIABILITIES		**70,544**	31,860	**48,398**	28,548
NET ASSETS		**137,823**	104,667	**128,241**	94,164
EQUITY					
Parent entity interest					
Contributed equity	13	**276,916**	221,065	**276,916**	222,360
Reserves	14(a)	**34,903**	24,473	**79**	-
Accumulated losses	14(b)	**(180,356)**	(140,871)	**(148,754)**	(128,196)
Total parent entity interest		**131,463**	104,667	**128,241**	94,164
Outside equity interest in controlled entities					
Contributed equity		**14,732**	-	**-**	-
Reserves		**694**	-	**-**	-
Accumulated losses		**(9,066)**	-	**-**	-
Total outside equity interest in controlled entities		**6,360**	-	**-**	-
TOTAL EQUITY		**137,823**	104,667	**128,241**	94,164

The accompanying notes form part of these accounts

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2002

	Note	Consolidated		Parent Entity	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Cash flows from operating activities					
Receipts from customers and others		28,709	4,379	43	151
GST credits received from Australian taxation office		5,209	2,550	587	717
Payments to creditors, other suppliers and employees		(11,055)	(5,443)	(5,745)	(5,414)
Interest received		67	135	664	134
Payment of borrowing costs		(3,738)	(1,276)	(2,418)	(1,276)
Rental income received		53	116	98	116
Income from sale of land held for resale		312	44	269	44
Payments for exploration and evaluation		(64,397)	(26,657)	(2,242)	(1,501)
Security deposits refunded/(paid)		327	(1,764)	164	(1)
Other receipts		559	-	-	-
Net cash flows from operating activities	23	(43,954)	(27,916)	(8,580)	(7,030)
Cash flows from investing activities					
Dividend income received		29	39	15	39
Payments for investments		(102)	(404)	(51)	(404)
Purchase of controlled entity (net of cash acquired)		10,044	(1,015)	-	-
Interest received on investments		544	1,093	306	1,093
Proceeds from sale of investments		3,339	376	1,726	376
Payments for property, plant and equipment		(46)	(259)	(46)	(147)
Loans to related entities		(7,255)	-	(36,063)	(21,816)
Proceeds from sale of property, plant and equipment		-	23	-	23
Net cash flows from investing activities		6,553	(147)	(34,113)	(20,836)
Cash flows from financing activities					
Proceeds from issue of shares and options		9,401	3,505	9,401	3,505
Proceeds from borrowings from related entities		-	-	32,446	-
Proceeds from borrowings from other entities		32,446	-	-	-
Payment of share issue costs		(690)	-	(690)	-
Net cash flows from financing activities		41,157	3,505	41,157	3,505
Net increase/(decrease) in cash held		3,756	(24,558)	(1,536)	(24,361)
Cash at the beginning of financial year		6,333	30,891	5,632	29,993
Cash at end of financial year	23	10,089	6,333	4,096	5,632
Non-cash financing and investing activities	23				

The accompanying notes form part of these accounts

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

For the year ended 31 December 2002 the consolidated entity has incurred a loss from ordinary activities before income tax of $41.5 million (2001: $29.4 million) from the operations of the Stage 1 demonstration plant, continued evaluation of the technology and development of Stage 2. These losses have been funded by a mixture of debt and equity. The continued development of the group's technology beyond Stage 1 and the realisation of the carrying amount of the group's non-current assets, including deferred exploration and evaluation, through successful development and commercial exploitation of the group's oil shale deposits continues to be dependent on the group securing sufficient funding from equity, debt and other sources in 2003.

The directors remain confident of raising adequate funding and consequently believe that there are reasonable grounds to adopt the going concern basis of preparation of the financial report. However, should this not occur there is significant uncertainty whether the consolidated entity will be able to continue as a going concern and realise its assets at the amounts stated in the financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts that might be necessary should the entity not continue to be a going concern.

The consolidated entity continues to account for its exploration and evaluation projects in accordance with Note 1(d). Other non-current assets will continue to be regularly reviewed by Directors to ensure that they are not stated at amounts in excess of their recoverable amounts. Recoverable amounts are not determined using discounted cash flows.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Southern Pacific Petroleum N.L. ("company") as at 31 December 2002 and the results of all controlled entities for the year then ended. Southern Pacific Petroleum N.L. and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(c) Investments

Investments in Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the profits or losses of associates is recognised as revenue or expenses in the consolidated statement of financial performance, and its share of movements in equity and reserves is recognised in consolidated reserves. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

Other investments have been brought to account as follows:

Investments in companies and trusts

Interests in companies and trusts which are not controlled or significantly influenced by the company are brought to account at cost.

Interest bearing financial assets

The consolidated entity's interest in these assets are intended to be held to maturity or for the long term and are carried at cost or cost adjusted for discounts and premiums. Discounts and premiums are amortised over the period to maturity.

Joint ventures

The activities undertaken by joint ventures in which the consolidated entity or company participate relate to the exploration and evaluation of oil shale and other mineral deposits. The joint ventures, excluding the Stuart joint ventures, have no material assets or liabilities other than expenditure on such activities. The share of such joint venture expenditure is included in the statement of financial position as "Exploration and evaluation costs". The proportionate interests in the assets and liabilities of the joint ventures have been incorporated in the financial statements under the appropriate headings. Details of the assets and liabilities included in the accounts are detailed in Note 10. The identification of each joint venture, a description of the principal activities of each joint venture, and the company's interest in the output of each joint venture is included on page 72 and forms part of these accounts.

(d) Exploration and evaluation expenditure

Exploration and evaluation expenditure includes costs of projects still at an exploratory or evaluation stage. Exploration and evaluation costs include cost of exploration, determination of recoverable reserves, engineering and economic feasibility studies, procurement of finance, gaining access to reserves, construction costs of pilot plants (Stuart Stage 1) and all technical and administrative overheads directly associated

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Cont.

with these functions. Cost has been defined to include only costs directly expended on exploration and evaluation by the company.

Recoupment of exploration and evaluation costs is dependent upon the successful development and commercial exploitation of the areas of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or
- exploration activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written off.

When an area of interest is abandoned, any expenditure carried forward in respect of that area is written off.

Expenditure is not carried forward in respect of any area of interest unless the company's rights of tenure to that area of interest are current.

(e) Inventories

(i) Product Inventories

Product inventories are valued at the lower of cost and net realisable value. Costs comprise direct materials, direct labour and an appropriate proportion of overhead expenditure. Net realisable value incorporates expected proceeds on sale of product and government excise benefits received.

As the company has been in the exploration and evaluation phase (evaluating new technologies) for the year ended 31 December 2002, the cost of producing product exceeds the net realisable value of the product. Accordingly inventory is only recognised at net realisable value.

(ii) Land held for resale

Land held for resale is stated at the lower of cost and net realisable value.

(f) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings	50 years
Plant and Equipment	3 – 8 years
Motor Vehicles	5 years

(g) Accounts payable

Trade accounts payable, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days.

(h) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets for the amounts at which they are stated in the financial statements as it is not expected that any such liability will crystallise.

(i) Foreign currency translation

Transactions

Transactions denominated in a foreign currency are translated at the exchange rate in existence at the date of the transaction. Foreign currency assets and liabilities at balance date are translated at exchange rates existing at balance date. Exchange gains and losses are brought to account in determining the profit or loss for the year.

Gains and losses on speculative foreign currency transactions are brought to account as they arise. Open speculative positions are accounted for using market rates ruling at balance date and brought to account as unrealised gains or losses.

Foreign controlled entities

As foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenue and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(j) Revenue recognition

Revenue from sales of product is the sales value received and is recognised when the control of goods passes to the customer. Revenue from sales of product in relation to Stuart Stage 1 continues to be offset against exploration and evaluation costs (in the statements of exploration and evaluation) until commercial scale of production is achieved.

Other revenue includes interest income on short-term investments, dividends received from other corporations and, in the case of the company, other distributions received from controlled entities.

Interest revenue on short-term investments is recognised when receivable. Dividends and distributions received from investments in other corporations are recognised in the statements of financial performance when receivable.

(k) Receivables

Trade debtors are recognised as the amounts receivable from product sales at balance date. The collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off and provision is made for any doubtful accounts.

Other receivables include deferred expenditure and interest receivable in relation to bonds held as investments by the company, and current accounts with associated companies. In the case of the company, receivables also includes amounts receivable from controlled entities.

All receivables are recognised at the amounts receivable as they are due for settlement.

(l) Interest bearing liabilities

Convertible notes, which are not considered to be equity instruments, are included in interest bearing liabilities and carried on a cost basis with interest on the notes recognised as borrowing costs on an effective yield basis until the liability is extinguished on conversion or maturity of the notes.

Loans are recognised when issued at the amount of the net proceeds received. Interest on the instruments is recognised as an expense on an effective yield basis.

(m) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- Interest on bank overdrafts and short-term and long-term borrowings;
- Amortisation of discounts or premiums relating to borrowings;
- Finance lease charges; and
- Certain exchange differences arising from foreign currency borrowings.

(n) Cash flows

For the purpose of the statements of cash flows, cash includes cash on hand, deposits held at call with banks net of bank overdrafts, short term securities and cash accounts with controlled entities and associated companies.

(o) Employee entitlements

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the balance date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Contributions to employee superannuation plans are charged as an expense as the contributions are paid or become payable.

(p) Restoration, rehabilitation and environmental expenditure

Expenditures relating to ongoing rehabilitation and restoration programs are provided for or charged to costs of production as incurred. Other restoration costs are accrued over the production life of the mine.

Restoration, rehabilitation and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment.

Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology.

Estimates of future costs are reassessed at least annually. Changes in estimates of costs are dealt with prospectively over the remaining mine life.

(q) Earnings per share

(i) Basic Earnings per share

Basic earnings per share is determined by dividing the operating loss after income tax by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted Earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that can arise from the exercise of options, equity participation shares and convertible notes outstanding during the financial year.

(r) Leases

The value of future payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of estimated sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the consolidated entity.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

NOTE 2: REVENUE AND OPERATING LOSS

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Revenue from Operating Activities					
Product sales (before deducting selling costs of $3,513,000 (2001: $829,000))		27,107	4,105	-	-
Revenue from Outside Operating Activities					
Interest received or receivable from:					
- other corporations		588	366	269	365
- restricted deposit		931	902	542	902
- related bodies corporate	25	2	127	662	127
Dividends received from other corporations		30	39	15	39
Short term securities income		75	879	57	879
Other investment income		965	51	695	51
Royalty income		581	-	-	-
Exploration and evaluation recoupment		1,324	-	860	-
Proceeds on sale of property, plant and equipment		-	22	-	22
Proceeds on sale of property held for resale		311	44	268	44
Proceeds on sale of shares		2,694	376	1,347	376
Other income		389	204	272	204
		34,997	7,115	4,987	3,009
Crediting as income the following specific items (not exhaustive):					
Profit on sale of property held for resale		295	43	252	43
Profit on sale of shares		467	128	233	128
Foreign exchange gains		1,270	-	635	-
Charging as an expense the following specific items (not exhaustive):					
Royalty payment		463	450	270	450
Write down of investments to lower of cost or market value *		308	350	(56)	350
Depreciation of property, plant and equipment *					
- buildings		12	6	7	6
- plant and equipment		145	214	145	214
Provision for employee entitlements		545	146	96	(28)
Operating lease payments (incl. surplus space provision)		1,587	315	870	315
Exploration and evaluation costs written off		139	171	83	171
Stuart Stage 1 costs expensed		54,465	20,510	-	-
Provision for loans to controlled entities *		-	-	15,528	18,917
Provision for repurchase of core technology		82	469	49	469
Share of net loss in associates	24	181	6,680	-	-
Borrowing costs paid or payable to:					
- other corporations		3,456	1,276	1,276	1,276
- related bodies corporate	25	-	-	1,182	-
Loss/(profit) on sale of property, plant and equipment		25	(9)	14	(9)
* Total net deductions from carrying value of assets		465	570	15,624	19,487

NOTE 2: REVENUE AND OPERATING LOSS Cont.

Cost of goods sold

As the company is in the exploration and evaluation phase for the year ended 31 December 2002, the costs incurred include both a cost of goods sold element and an evaluation element. The cost of goods sold element can not be reliably estimated and, accordingly, cost of goods sold has not been separately disclosed in these accounts.

NOTE 3: INCOME TAX EXPENSE/(BENEFIT)

The amount of income tax attributable to the financial year differs from the amount calculated on the operating loss and is reconciled as follows:

	Note	Consolidated		Parent Entity	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Loss from ordinary activities before income tax		(41,456)	(29,441)	(20,558)	(24,418)
Income tax calculated at 30%		(12,437)	(8,832)	(6,167)	(7,325)
Tax effect of permanent differences:					
Provision for repurchase of core technology		25	141	15	141
Other		113	216	53	216
Share of net loss of associates		54	2,004	-	-
Income tax adjusted for permanent differences		(12,245)	(6,471)	(6,099)	(6,968)
Income tax benefit not brought to account		12,245	6,471	6,099	6,968
Income tax expense/(benefit)		-	-	-	-

The amount of tax losses recognised as a reduction in the provision for deferred income tax is $26,822,757 (2001: $12,827,135) of which $10,213,722 (2001: $9,605,215) relate to the parent company.

The future income tax benefit resulting from tax losses of the company amounting to $32,273,053 (2001: $8,095,465) has not been carried forward as an asset as their realisation is not considered to be virtually certain. The benefit of the tax losses will only be obtained if:

(i) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the loss to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the company in realising the benefits for the deductions from the losses.

NOTE 4: RECEIVABLES

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current				
Due from an associated company (iv)	-	259	-	259
Due from an associated company through interest in joint venture	-	25	-	25
Due from a controlled entity through interest in joint venture	-	-	32	-
Due from controlled entities (i)	-	-	1,547	1,197
Less provision for loans to controlled entities (i)	-	-	(31)	(31)
Sundry receivables (v)	1,167	860	147	263
	1,167	1,144	1,695	1,713
Non-current				
Mining lease guarantees (ii)	3,525	2,644	-	-
Loans to controlled entities (i)	-	-	118,276	82,807
Less provision for loan to controlled entity (i)	-	-	(40,945)	(25,417)
Other (iii)	642	485	321	485
	4,167	3,129	77,652	57,875

(i) Loans to controlled entities

The terms and conditions of loans advanced to controlled entities are detailed in Note 25. The current portion includes $350,000 (2001: Nil) being a cash account with a controlled entity.

(ii) Mining lease guarantees

These are held as term deposits. The weighted average interest rate is 4.4% (2001: 4.3%).

(iii) Non current - other

This includes security deposits amounting to $450,000 (2001: $389,815) in respect of the consolidated entity and $225,000 (2001: $389,815) in respect of the parent entity. These are held as term deposits at a weighted average interest rate of 4.6% (2001: 4.3%).

(iv) Due from associated company

As a result of the Schemes of Arrangement between SPP and CPM, this cash account is with a controlled entity in 2002. In 2001, this cash account with the associated company earned interest at a rate equal to the rate of return on the investments held by the company (being 8.7% in 2001).

(v) Sundry Receivables

This consists of amounts receivable from the Australian Taxation Office (incl GST) and several miscellaneous debtors.

NOTE 7: INVENTORIES

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current				
Property held for development and resale:				
Land [(i)]	293	-	147	-
Finished product inventories at net realisable value	3,341	3,408	-	-
Unfinished product inventories at net realisable value	718	-	-	-
	4,352	3,408	147	-
Non-current				
Property held for development and resale:				
Land [(i)]	-	162	-	162

(i) The parent entity interest in this property originally cost $794,678 but was revalued down to $200,000 in 1986 (using an independent valuation based on the market value of the property at that time). The revalued amount of $200,000 has subsequently been reduced by sales of $53,500 (2001: $37,500). The consolidated entity interest is derived from the parent entity plus the interest acquired through obtaining control of CPM during the period. The CPM interest in the land cost the consolidated entity $147,500. This has subsequently been reduced by sales of $1,000.
On 31 January 2003, all remaining land held for development and resale was sold by the consolidated entity for $2,000,000. The parent entity share of these proceeds was $1,000,000. The effect of this transaction has not been reflected in these accounts.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Non-current				
Land at cost	1,604	802	148	148
Buildings at cost	336	186	168	186
Less Provision for depreciation	(270)	(133)	(135)	(133)
	66	53	33	53
Plant and equipment at cost	1,768	1,592	1,637	1,592
Less Provision for depreciation	(1,492)	(1,216)	(1,361)	(1,216)
	276	376	276	376
	1,946	1,231	457	577

The independent valuations of land and buildings effective at 31 December 2001 was $945,000 (consolidated) and $472,500 (parent entity). Valuations of land and buildings were based on their estimated realisable value in an open market. Valuations were carried out at 31 December 2001 by HTW Valuers (Central Qld) Pty. Ltd., independent registered valuers. Valuations have not been incorporated into the carrying values of the assets except where indicated. Valuations were not performed on land held by the joint venture, which has a carrying value of $750,000 (consolidated) and $375,000 (parent entity).

NOTE 8: PROPERTY PLANT AND EQUIPMENT Cont.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land	Buildings	Plant & Equip.	Total
	$'000	$'000	$'000	$'000
Consolidated				
Carrying amount at 1 January 2002	802	53	376	1,231
Additions	-	-	45	45
Disposals	-	(25)	-	(25)
Additions through acquisition of entity	802	50	-	852
Depreciation expense	-	(12)	(145)	(157)
Carrying amount at 31 December 2002	1,604	66	276	1,946
Parent Entity				
Carrying amount at 1 January 2002	148	53	376	577
Additions	-	-	45	45
Disposals	-	(13)	-	(13)
Depreciation expense	-	(7)	(145)	(152)
Carrying amount at 31 December 2002	148	33	276	457

NOTE 9: EXPLORATION AND EVALUATION COSTS

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Oil Shale				
Stuart Stage 1	109,940	55,440	-	-
Stuart post Stage 1	16,005	6,155	8,003	6,155
Other	60,620	26,541	26,699	26,541
Total oil shale	186,565	88,136	34,702	32,696

In accordance with the terms of the Rundle Oil Shale Joint Venture Agreement between Esso Australia Resources Pty Ltd ("Esso") and SPP/CPM, Esso agreed, commencing 1 March 1985, to fund all work program costs until construction of the first stage of a commercial development commences, up to a maximum period of 10 years. Due to a deferment of work program expenditure, this period has now been extended, by agreement, until the work program expenditure has been completed. Esso will only be repaid this disproportionate funding through its entitlement to additional production from the first stage. As at 31 December 2002, SPP's share of the disproportionate funding was $129,371,287 (2001: $56,828,128) for the consolidated entity (comprising both SPP and CPM in 2002, whilst 2001 was only SPP's 50%) and $64,685,644 (2001: $56,828,128) for the parent entity.

NOTE 10: INTEREST IN JOINT VENTURES

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	%	%	%	%
Interests in joint ventures include:				
Stuart Stage 1 (i)	100	50	-	-
Stuart Post Stage 1 (ii)	100	50	50	50

(i) The principal activity of this joint venture is to conduct exploration and prospecting by developing a small oil shale extraction and processing facility using ATP technology to demonstrate the technology for a larger scale mining and processing operation.

(ii) The principal activity of this joint venture is the development of subsequent stages of the Stuart deposit.

NOTE 5: INVESTMENTS

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Current				
Listed securities:				
Shares in other corporations	81	1,066	40	1,066
Unlisted securities:				
Short term securities (ii)	-	4,000	-	4,000
	81	5,066	40	5,066
Non-current				
Government and semi-government bonds (unlisted)	-	250	-	250
Associated resource exploration companies (refer Note 24)	-	20,937	-	12,278
Investment in controlled entities	-	-	58,200	-
	-	21,187	58,200	12,528
Total investments	81	26,253	58,240	17,594

(i) Diminution in value

Investments included as current assets have been included at the lower of cost and market value. In the event of requiring a provision for diminution in value of non-current assets, provision would be made based on the Directors' assessment of their estimated realisable values in an open market. At 31 December 2002, no such provision was considered necessary (2001: nil).

(ii) Short term securities

There are no short term securities at year end. In 2001, short term securities consisted of floating rate notes with face values totalling $4,000,000 and repricing at various dates over 3 months from balance date. The weighted average interest rate was 4.8%.

(iii) Net fair values

The aggregate net fair values of traded securities which are listed and other securities which are readily traded on organised financial markets are:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Current				
Listed securities	81	1,450	40	1,450
Unlisted securities	-	4,000	-	4,000
	81	5,450	40	5,450
Non-current				
Unlisted securities	-	321	58,200	321
Listed securities	-	63,942	-	63,942
	-	64,263	58,200	64,263

NOTE 5: INVESTMENTS Cont.

(iv) Non-current investments include:

Controlled entities for whole of period:	Place of Incorporation	Ordinary Capital Owned % 2002	Ordinary Capital Owned % 2001
Southern Pacific Petroleum (Stuart) Pty. Ltd. (i)	Queensland	100%	100%
Alcove Investments Pty. Ltd. (ii)	Queensland	100%	100%
Southern Pacific Petroleum (Nagoorin South) Pty. Ltd. (ii)	Queensland	100%	100%
Southern Pacific Petroleum (Management) Pty. Ltd. (ii)	Queensland	100%	100%
Southern Pacific Petroleum (Aussun) Pty. Ltd. (i)	Queensland	100%	100%

In addition, SPP obtained control of the following entities during the year:

	% Acquired	Place of Incorporation	Principal Activity
Central Pacific Minerals N.L. (i) (iii)	90.39%	ACT	Oil Shale exploration and development
Pageant Investments Pty. Ltd. (ii)	90.39%	Queensland	Resource company
Central Pacific Minerals (Stuart) Pty. Ltd. (i)	90.39%	Queensland	Exploration and evaluation of Stuart oil shale project
Western Pacific Exploration Services N.L. (i)	90.39%	ACT	Provision of geological, field & technical services
SPP (USA) Inc (ii) (iii)	95.19%	Nevada	Resource investment company
Southern and Central Research & Development N.L. (i) (iii)	95.19%	Queensland	Research and development
Southern Pacific Petroleum (Development) Pty. Ltd. (ii) (iii)	95.19%	Queensland	Joint venture development
Beloba Pty. Ltd (i) (iii)	95.19%	Queensland	Resource company
Southern Pacific Petroleum (Europe) S.A. (ii) (iii)	95.19%	Luxembourg	Advisory company
Stuart Energy (Nominees) Pty. Ltd (ii) (iii)	95.19%	Queensland	Nominee company
The Stuart Oil Shale Project Community Development Company Pty Ltd (ii) (iv)	100%	Queensland	Conducts the Stuart Oil Shale Project Community Development Fund
Beach Hill Investments (No.3) Pty Limited (ii) (v)	100%	Victoria	Research and development

(i) Controlled entity audited by PricewaterhouseCoopers

(ii) Controlled entity not audited by PricewaterhouseCoopers as statutory financial reports are not required to be prepared

(iii) These entities were associates in 2001, with SPP not having a controlling interest. As a result of the Schemes of Arrangement between SPP and CPM (refer Note 13(j) for details), SPP obtained control of these entities on 8 March 2002. Details of assets and liabilities of the controlled entities acquired are provided in Note 13(j).

(iv) This company was Incorporated on 5th February, 2002. SPP acquired 100% of the issued capital of this company for consideration of $1 (cash).

(v) On 31 July 2002, in conjunction with the finalisation of the Research and Development Syndicate (refer Note 17), SPP acquired 100% of the issued capital of this company for net consideration of $2 (cash).

NOTE 6: OTHER ASSETS

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Current				
Prepayments	-	268	-	-
Restricted deposit (refer Note 17)	-	10,722	-	10,722
	-	10,990	-	10,722

NOTE 10: INTEREST IN JOINT VENTURES Cont.

The net contribution of joint venture activities to the consolidated operating loss before income tax is summarised as follows:

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Revenue from sale of joint venture product	27,107	4,105	-	-
Less selling costs	(3,513)	(829)	-	-
	23,594	3,276	-	-
Less share of joint venture expenses	(54,465)	(20,510)	-	-
Share of joint venture result	(30,871)	(17,234)	-	-

The consolidated entity's share of net assets employed in these joint ventures is included in the statements of financial position under the classifications shown below:

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Current Assets				
Cash assets	2,037	760	47	59
Receivables	970	627	49	30
Inventories	4,059	3,408	-	-
Other	-	268	-	-
	7,066	5,063	96	89
Non-current Assets				
Exploration and evaluation costs				
- Stuart Stage 1	109,940	55,440	-	-
Exploration and evaluation costs				
- Stuart post Stage 1	16,005	6,155	8,003	6,155
Property, plant and equipment	750	375	-	-
	126,695	61,970	8,003	6,155
Total Assets	133,761	67,033	8,099	6,244
Total Liabilities	5,302	4,071	239	760
Net Assets	128,459	62,962	7,860	5,484

For details of joint venture tenement commitments and exploration and evaluation commitments, refer to Note 16.
For details of joint venture contingent liabilities, refer to Note 18.

Commercialisation and development funding

Continued commercialisation of the group's technology beyond Stage 1 of the Stuart project is dependent on the group securing sufficient funding from equity, debt and other sources for future developments and successful scale-up of the technology in Stage 2.

Subject to the raising of sufficient funding, the group's current plan is to continue operating and optimising the Stage 1 demonstration plant, progressing engineering design and feasibility work for the Stage 2 commercial plant, seeking joint venture partners and progressing financing plans.

Ultimately the realisation of the carrying value of the group's non-current assets disclosed in these financial statements, including deferred exploration and evaluation in Note 9, is dependent on the successful development and commercial exploitation of the group's oil shale deposits including the securing of the substantial financing required for such developments.

In the short term, given the scale and current throughput levels of the Stage 1 demonstration plant, the plant's ability to continue operating and its ability to generate a positive cash flow is heavily dependent on a significant increase in production from 2002 production levels.

NOTE 11: PAYABLES AND INTEREST BEARING LIABILITIES

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current				
Payables				
Unsecured trade creditors	6,265	5,022	955	1,970
Interest payable on unsecured convertible notes	216	108	108	108
Due to an associated company through interest in joint venture	-	25	-	25
Due to a controlled entity through interest in joint venture	-	-	32	-
	6,481	5,155	1,095	2,103
Non Current				
Interest Bearing Liabilities				
Unsecured convertible notes (i)	29,991	15,015	15,015	15,015
Loans from controlled entity (iii)	-	-	31,261	-
Loans from other parties (iii)	31,261	-	-	-
	61,252	15,015	46,276	15,015

Trade creditors are generally settled within 30 days. Trade creditors includes an amount of $A103,000 (2001: $A219,225) which is payable in US dollars and Nil (2001: $A49,991) which is payable in Canadian dollars. These amounts are not effectively hedged.

(i) Unsecured convertible notes

The following unsecured convertible notes were issued on 1 December 1999:

- SPP issued 4,550,000 unsecured convertible notes at an issue price of $3.30 per note. The notes are convertible into SPP ordinary shares at any time on the basis of one note for one ordinary share.
- CPM, now a controlled entity of SPP, issued 1,920,000 unsecured convertible notes at an issue price of $7.80 per note. In accordance with the Schemes of Arrangement, the notes are convertible into SPP ordinary shares at any time on the basis of one note for 2.664 ordinary shares.

The notes mature on 1 December 2004, bear interest at 8.5% per annum and may be redeemed by the company at the issue price at any time between 1 December 2001 and 1 December 2004. Consideration for early redemption will be the issue price of each note and the issue of an unlisted option for one ordinary share for each note redeemed. The exercise price and maturity date for each option will be the same as that for each note.

(ii) Net fair values

The Directors consider the carrying amounts of payables and interest bearing liabilities approximate their fair values.

(iii) Loans

SPP, in conjunction with CPM and SPP (USA) Inc, has arranged for unsecured guarantee facilities totalling USD17.5 million to be provided to secure working capital to progress the Stuart Oil Shale Project. The fees payable for the provision of these guarantee facilities are in the form of three-year share options (refer Note 13(m) for details of these options). The guarantees have been used by SPP (USA) Inc to arrange finance facilities of USD17.5 million with US lenders. SPP (USA) Inc has fully drawn down these facilities during the period. The USD proceeds from these facilities were fully onlent to SPP, which in turn onlent to CPM half of the funds advanced. The guarantee facilities provided to SPP, in conjunction with CPM and SPP (USA) Inc, are summarised as follows:

- Mr John Val Browning, a Director of the company, has provided a USD7.5million unsecured guarantee facility. This was fully drawn down on 27 February 2002 through an advance from Wells Fargo Bank.
- Mr Frederick Whittemore, a Director of SPP (USA) Inc, has provided a USD7.5million unsecured guarantee facility. This was fully drawn down on 28 May 2002 through an advance from JP Morgan Chase Bank.
- Mr Malcolm G Chace III, has provided a USD2.5million unsecured guarantee facility. This was fully drawn down on 26 July 2002 through an advance from Wells Fargo Bank.

These funds are due for repayment on or before the date three years after the funds are first drawn down, however, the company may elect to repay, in whole or in part, the amount drawn down at any time during that three-year period. Once the finance facilities are repaid, the guarantee facilities and associated fees are cancellable at the company's election. The amounts payable under these facilities are not effectively hedged. At 31 December 2002, the weighted average interest rate paid on these facilities by the consolidated entity is 3.9%.

NOTE 11: PAYABLES AND INTEREST BEARING LIABILITIES Cont.

The unsecured guarantee facilities are supported by a negative pledge that imposes certain covenants on entities within the consolidated entity. The negative pledge states that the entities will not obtain any financial accommodation or grant any security other than financial accommodations:

- obtained in conjunction with, or to retire, the guarantee facilities;
- which ranks in priority after the consolidated entity's obligations to the guarantors under the guarantee facilities;
- being liens arising in the ordinary course of business by operation of law, without causing the entities to default under the terms of the guarantee facility; or
- in accordance with certain secured obligations.

NOTE 12: PROVISIONS

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current				
Employee entitlements (i)	1,687	676	550	454
Repurchase of core technology (refer Note 17)	-	10,946	-	10,946
Surplus leased space	373	-	187	-
	2,060	11,622	737	11,400
Non-current				
Employee entitlements (i)	60	30	30	30
Restoration	170	38	-	-
Surplus leased space	521	-	260	-
	751	68	290	30

(i) Employee entitlements

Aggregate employee entitlements include entitlements measured at present values of future amounts expected to be paid based on a 5 % (2001: 5%) per annum projected increase in wage and salary rates.

(ii) Employee numbers

The consolidated entity had 136 employees at 31 December 2002 (2001: 129).

NOTE 13: CONTRIBUTED EQUITY

(a) Paid up capital

	Consolidated		Parent Entity	
	2002 Shares	2001 Shares	2002 $'000	2001 $'000
Ordinary shares - fully paid	405,279,807	321,010,810	276,256	221,821
Ordinary shares - paid to 40.616 cents	246,304	-	53	-
Ordinary shares - paid to 10 cents	2,562,747	2,595,247	259	259
Equity participation shares paid to 1 cent	28,824,385	27,976,151	292	280
Equity participation shares paid to 0.375 cents	22,906,002	-	56	-
Total - Parent entity	459,819,245	351,582,208	276,916	222,360
Elimination of cross-shareholding			-	(1,295)
Total – consolidated entity			276,916	221,065

Rights attaching to shares

Ordinary shares (both fully and partly paid) entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. The voting rights attaching to ordinary shares (both fully and partly paid) are one vote for each share held.

Equity participation shares have the rights attaching to ordinary shares except for the following conditions:

- The shares have no voting rights except:
  - in respect of resolutions changing or having the effect of changing the members of the board of Directors of the company where the Directors believe that there has been a change in control of the company, or
  - where the shares are allotted and issued to persons after 24 April 2002, the shares shall entitle its holder to the right to vote at any general meeting of the company in proportion to the amount paid up on the share;

NOTE 13: CONTRIBUTED EQUITY Cont.

(b) Movements in the company's fully paid up ordinary share capital during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/02	Opening balance		321,010,810		221,821
	Schemes of Arrangement issues	(j)	165,178,607		45,815
	Cancellation of CPM shareholding in SPP	(j)	(107,511,690)		-
	Conversion from partly paid during 2002	(g)	1,065		-
	Rights issue	(k)	21,433,956	0.35	7,502
	Private placement	(k)	5,167,059	0.35	1,808
	Transaction costs arising on share issues	(k)			(690)
31/12/02			405,279,807		276,256

(c) Movements in the company's ordinary share capital (paid to 40.616 cents) during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/02	Opening balance		-		-
	Schemes of Arrangement issues	(j)	247,369		53
	Conversion to fully paid during 2002	(g)	(1,065)		-
31/12/02			246,304		53

(d) Movements in the company's ordinary share capital (paid to 10 cents) during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/02	Opening balance		2,595,247		259
	Cancellation of CPM shareholding in SPP	(j)	(32,500)		-
31/12/02			2,562,747		259

(e) Movements in the company's equity participation share capital (paid to 1 cent) during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/02	Opening balance		27,976,151		280
	Cancellation of CPM shareholding in SPP		(312,500)		-
29/05/02	EPS issued paid to 1 cent	(i)	985,509	0.61	10
22/11/02	EPS issued paid to 1 cent	(i)	175,225	0.29	2
31/12/02			28,824,385		292

(f) Movements in the company's equity participation share capital (paid to 0.375 cents) during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/02	Opening balance		-		-
	Schemes of Arrangement issues	(j)	22,906,002		56
31/12/02			22,906,002		56

NOTE 13: CONTRIBUTED EQUITY Cont.

(g) Holders of ordinary shares paid to either 10 cents or 40.616 cents are entitled to pay uncalled capital (of 40 cents per share or 9.384 cents per share respectively) in advance of requests by the company. Under the company's Constitution, Directors may accept the payment of calls in advance. On receipt of the uncalled capital in advance, shares are converted to fully paid ordinary shares. Proceeds from the conversion of partly paid shares are applied to the working capital of the company.

(h) On the completion of three years service with the company from the date of issue, the holder of equity participation shares (paid to either 1 cent or 0.375 cents) may apply to the Directors to pay unpaid capital and have the shares converted from equity participation shares to fully paid ordinary shares. While equity participation shares are not used for fund raising purposes, any proceeds received on conversion of these shares are used to meet general funding requirements of the company.

(i) The company periodically issues equity participation shares to its employees, consultants and Directors in accordance with the company's Constitution. Shares are issued at the last sale price on the day immediately preceding the issue and are paid to 1 cent. There are various conditions attached to the shares including completion of three years service from the date of issue. While equity participation shares are not used for fund raising purposes, any proceeds received on issue of these shares are used to meet general funding requirements of the company.

(j) At a series of meetings held on 24 January 2002, SPP's shareholders and the security holders of CPM passed all resolutions approving a series of Schemes of Arrangement between SPP and CPM. The schemes received final approval at the second court hearing held on 27 February 2002. As a result of the implementation of the schemes:

- SPP issued 2.664 equivalent shares in SPP for each CPM share it did not already own. As a result, effective 8 March 2002, SPP issued 164,061,651 fully paid ordinary shares, 247,369 ordinary shares paid to 40.616 cents each (9.384 cents each unpaid) and 22,906,002 equity participation shares paid to 0.375 cents per share.

- The implementation of the schemes was subject to a deferral mechanism by which holders of CPM shares could elect to defer conversion of their shareholding for up to 10 years. From the implementation date of the schemes until 31 December 2002, a number of these shareholders had elected to convert a further 419,278 CPM fully paid ordinary shares into 1,116,956 equivalent SPP shares.

- CPM shareholders that have elected to defer conversion of their shareholding have the right to convert each of their CPM shares into 2.664 equivalent SPP shares. At 31 December 2002, 10,745,569 CPM fully paid ordinary shares, 742,000 CPM partly paid ordinary shares and 1,882,250 CPM equity participation shares were subject to this deferral arrangement.

- At 31 December 2002 CPM had 1,920,000 convertible notes on issue. As a result of the Schemes of Arrangement, each of these notes are convertible into 2.664 fully paid ordinary shares.

- On 8 March 2002, by selective capital reduction, SPP cancelled the shares held in SPP by CPM. This resulted in the cancellation of 107,511,690 SPP fully paid ordinary shares, 32,500 SPP ordinary shares paid to 10 cents and 312,500 SPP equity participation shares paid to 1 cent. Consideration of $1 was paid to CPM on the cancellation of these shares.

- The Directors have determined that the fair value of the consideration paid by SPP to acquire CPM (being 2.664 equivalent SPP shares for each CPM share held, reduced by the effect of the cancellation of CPM's shareholding in SPP) was $45.7 million. The fair value of listed securities issued by SPP was based on the weighted average share price of SPP fully paid ordinary shares trading on the Australian Stock Exchange on the effective acquisition date which, for the initial acquisition, was 8 March 2002. The fair value of other securities were based on the value derived for the fully paid ordinary shares and adjusted to take into account the conditions and restrictions applicable to each individual security. As a result of this transaction occurring, the following assets were acquired:

NOTE 13: CONTRIBUTED EQUITY Cont.

	53% acquired under the Schemes $'000	100% of CPM# $'000
Assets		
Cash Assets	5,021	9,555
Receivables	2,219	4,224
Investments	1,319	2,511
Inventories	2,917	5,550
Property plant & equipment	448	853
Exploration & evaluation costs	49,601	94,607
Other – incl restricted deposit	5,729	10,902
	67,254	128,202
Liabilities		
Payables	2,712	5,161
Interest bearing liabilities	12,794	24,346
Provisions	6,039	11,492
	21,545	40,999
Net assets acquired	45,709	87,203

The 53% acquired under the schemes represents the share of CPM's net assets acquired as a direct result of the issue of securities in accordance with the schemes. The 100% represents all of the net assets of CPM taken up in the SPP consolidated accounts at the date of acquisition (this reflects not only the direct interest acquired under the Schemes, but also the net assets taken up through the original holding in CPM and also the outside equity interest in CPM).

(k) During the period, the company announced raising funds through the following equity transactions:

- On 29 November 2002 and 23 December 2002, through a non-renounceable rights issue, the company issued 21,433,956 fully paid ordinary shares and 21,433,956 options to acquire fully paid ordinary shares (exercise price of 55 cents per share and expire on 19 November 2004). The issue price was 35 cents per share.
- Through a private placement made in conjunction with the rights issue, the company issued 5,167,059 fully paid ordinary shares and 5,167,059 options to acquire fully paid ordinary shares (exercise price of 55 cents per share and expire on 19 November 2004) at the same price as the rights issue. This issue was made to some overseas shareholders and new investors.
- At the same time as arranging the rights issue and private placement referred to above, the company has also agreed to issue 2,775,000 fully paid ordinary shares and 2,775,000 options to acquire fully paid ordinary shares (exercise price of 55 cents per share and expire on 19 November 2004) at the same price as the rights issue. Settlement (including allotment) of these shares and options will occur in the first half of 2003. The effect of these issues to occur in 2003 have not been reflected in the financial statements.

The options issued will not permit the holder to participate in new issues of securities by the company without exercising the relevant option.

The funds raised by these issues have been applied to working capital of the company. Fees paid in respect of these issues, amounting to $690,254, have been charged directly against the equity account.

(l) The company has issued the following options to Sunoco Inc:

- 12,500,000 options issued on 20 April 2001. These options are exercisable at a price of $1.25 and expire on 20 April 2006.
- 12,331,656 options issued on 8 March 2002. These options were issued in conjunction with the Schemes of Arrangement and in consideration for the cancellation of 4,629,000 options issued previously by CPM. These options are exercisable at a price of $1.2669 and expire on 20 April 2006.

Each option entitles the option holder to subscribe for one fully paid ordinary share in the capital of the company. The options will not permit the holder to participate in new issues of securities by the company without exercising the relevant option. The intended use of the funds raised is to enable the consolidated entity to meet ongoing operating and capital costs of the Stuart Energy Project.

NOTE 13: CONTRIBUTED EQUITY Cont.

Options may be exercised prior to 20 April 2006, but only as follows:

- no more than 20% in aggregate by 20 April 2002
- no more than 40% in aggregate by 20 April 2003
- no more than 60% in aggregate by 20 April 2004
- no more than 80% in aggregate by 20 April 2005
- no more than 100% in aggregate by 20 April 2006

(m)The company, in conjunction with CPM and SPP (USA) Inc, has arranged for three unsecured guarantee facilities to provide funding for the consolidated entity for up to three years. Fees payable for the provision of these guarantees are in the form of three-year share options. Options issued in respect of these arrangements are as follows:

- On 21 December 2001, 4 options were issued to Mr John Val Browning, a Director of the company, in consideration for the provision of SPP's share of a USD7.5million unsecured guarantee facility to the company in conjunction with CPM and SPP (USA) Inc.
- On 8 March 2002, an additional 4 options were issued to Mr John Val Browning, a Director of the company, in conjunction with the Schemes of Arrangement between SPP and CPM. These options were issued in consideration for the cancellation of 4 options issued previously by CPM in consideration for CPM's share of the guarantee facility referred to above.
- On 18 September 2002, 2 options were issued to Mr Malcolm G Chace III, in consideration for the provision of a USD2.5million unsecured guarantee facility to the company in conjunction with CPM and SPP (USA) Inc. The company has agreed to issue a further 2 options (1 in each of 2003 and 2004) should the guarantee facility remain in place at the relevant calculation date for that option.
- On 29 October 2002, 4 options were issued to parties nominated by Mr Frederick Whittemore in consideration for the provision of a USD7.5million unsecured guarantee facility to the company in conjunction with CPM and SPP (USA) Inc. The company has agreed to issue a further 4 options (2 in each of 2003 and 2004) should the guarantee facility remain in place at the relevant calculation date for that option.

Details of these options are described below:

	J V Browning (21/12/01) [3]				J V Browning (08/03/02) [3]			
Option	Maximum No of Shares per option [1]	Calculation Date	Exercise Price		Maximum No of Shares per option [1]	Calculation Date	Exercise Price	
			$A	% [2] [4]			$A	% [2] [4]
A (Upfront Fee)	150,000	27/02/02	0.87	145%	149,184	27/02/02	0.882	145%
B (Year 1)	2,400,000	27/02/02	0.87	145%	2,397,600	27/02/02	0.882	145%
C (Year 2)	3,000,000	27/02/03		130%	3,004,459	27/02/03		130%
D (Year 3)	4,500,000	27/02/04		105%	4,506,689	27/02/04		105%
Total	10,050,000				10,057,932			

	M G Chace III				2 parties nominated by F B Whittemore			
Option	Maximum No of Shares per option [1]	Calculation Date	Exercise Price		Maximum No of Shares per option [1]	Calculation Date	Exercise Price	
			$A	% [2] [4]			$A	% [2] [4]
A (Upfront Fee)	100,000	26/07/02	0.885	145%	300,000	28/05/02	0.885	145%
B (Year 1)	1,600,000	26/07/02	0.885	145%	4,800,000	28/05/02	0.885	145%
C (Year 2)	2,000,000	26/07/03		130%	6,000,000	28/05/03		130%
D (Year 3)	3,000,000	26/07/04		105%	9,000,000	28/05/04		105%
Total	6,700,000				20,100,000			

(1) Assumes USD/A$ exchange rate of USD0.50/A$1.00 and guarantee facility not cancelled in whole or in part.

(2) Determined at the calculation date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(3) These options are not exercisable unless Mr Browning has been a Director, employee or consultant of either SPP or CPM at all times between the issue of the relevant option and the date of exercise of that option.

(4) Following a default by SPP, CPM or SPP (USA) Inc under the guarantee facility, the exercise price is 105% of the average share price determined as at the calculation date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

NOTE 13: CONTRIBUTED EQUITY Cont.

The material terms of these options are described below:

- Option A may only be exercised for 3 years from its calculation date.
- In the case of options B, C and D, the aggregate number of shares that may be obtained on exercise of those options increases incrementally on a monthly basis over the 12 months from the calculation date relevant to those options up to the maximum aggregate number.
- Each incremental number of shares is available for exercise only for a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the calculation date for the relevant option.
- For option A the maximum aggregate number of shares, and for all other options the incremental number of shares, that is available will decrease proportionately to the extent that the guarantee facility is cancelled in whole or in part at any time until twelve months following the calculation date for that option.
- In the case of options B, C and D, the incremental number also varies (up or down) in order to take into account changes in the USD/A$ exchange rate as at the calculation date for the relevant option.
- Each option has a deferred issue consideration of 1 cent for each share that may be purchased by exercise of that option, with payment due in twelve equal monthly installments, commencing 10 business days after the option's calculation date, provided that no monthly installments for any option becomes payable after the guarantee facility is cancelled in full.
- Options are unlisted and are not transferable, and
- The options will not permit the holder to participate in new issues of securities by the company without exercising the relevant option to the full extent permitted at that time and then only to the extent that the option has been exercised.

NOTE 14: RESERVES AND ACCUMULATED LOSSES

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
(a) Reserves				
Capital reserve	-	-	-	-
Share of reserves of associate	-	24,473	-	-
Option premium reserve	79	-	79	-
Foreign currency translation reserve	(35)	-	-	-
Asset revaluation reserve	34,859	-	-	-
	34,903	24,473	79	-
Movements for year				
Capital Reserve				
Balance 1 January 2002	-	36,961	-	36,961
Transfer to accumulated losses	-	(36,961)	-	(36,961)
Balance 31 December 2002	-	-	-	-
Share of Reserves of Associate				
Balance 1 January 2002	24,473	29,923	-	-
Share of increase in share capital of associate (due to new share issues)	-	2,003	-	-
Adjustment for share of transfers from reserves and equity to accumulated losses	-	(9,249)	-	-
Adjustment to share of reserves due to increase/(dilution) of ownership in associate	-	1,796	-	-
Adjustment to reflect associate becoming a controlled entity	(24,473)	-	-	-
Balance 31 December 2002	-	24,473	-	-
Option Premium Reserve				
Balance 1 January 2002	-	-	-	-
Guarantee facility options premiums received	79	-	79	-
Balance 31 December 2002	79	-	79	-
Foreign Currency Translation Reserve				
Balance 1 January 2002	-	-	-	-
Net exchange difference on translation of foreign controlled entity	(35)	-	-	-
Balance 31 December 2002	(35)	-	-	-
Asset Revaluation Reserve				
Balance 1 January 2002	-	-	-	-
Increment on revaluation of the company's existing interest in CPM to reflect fair value	34,859	-	-	-
Balance 31 December 2002	34,859	-	-	-
(b) Accumulated Losses				
Accumulated losses 1 January 2002	140,871	159,390	128,196	142,489
Net loss attributable to members of SPP	39,485	29,441	20,558	24,418
Adjustment for share of associates transfers from reserves and equity to accumulated losses	-	(9,249)	-	-
Transfer from capital profits reserve	-	(36,961)	-	(36,961)
Transfer from share capital on cancellation of restricted class shares	-	(1,750)	-	(1,750)
Balance 31 December 2002	180,356	140,871	148,754	128,196

NOTE 15: LEASE COMMITMENTS

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Aggregate future payments under non-cancellable operating leases for office equipment, motor vehicles and premises at 31 December 2002 which have not been provided for in the accounts are as follows:				
Payable within one year	909	615	582	615
Payable later than one year but not later than five years	2,990	1,967	1,618	1,967
Payable later than five years	-	401	-	401
	3,899	2,983	2,200	2,983
Less: Amount provided for surplus leased space under non-cancellable operating leases (refer Note 12)	(742)	-	(371)	-
	3,157	2,983	1,829	2,983

NOTE 16: EXPENDITURE COMMITMENTS

Exploration tenement leases

In order to maintain current rights of tenure to exploration tenements, the company is required by the Queensland Department of Natural Resources and Mines and the Northern Territory Department of Mines and Energy to pay lease rentals and to meet minimum expenditure commitments. These obligations are not provided for in the financial statements.

During 2002, the majority of oil shale tenements were subject to Mineral Development Licence applications being held by the relevant authorities. On the granting of these licences, expenditure commitments are expected to be maintained, however the amounts have not yet been determined.

Expenditure commitments in respect of tenements (including those subject to renewal) are as follows:

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Payable within one year	731	294	339	294
Payable later than one year but not later than five years	2,391	1,086	1,090	1,086
	3,122	1,380	1,429	1,380

Joint venture expenditure commitments

	Consolidated		Parent Entity	
The consolidated entity's share of joint venture exploration and evaluation expenditure contracted for at balance date but not recognised in the financial statements:				
Payable within one year	578	136	7	20
Payable later than one year but not later than five years	486	342	-	-
	1,064	478	7	20

NOTE 17: R&D SYNDICATE

On 30 June 1995, the company and its then associated company, CPM, entered into a Research and Development Syndicate agreement whereby it undertook to conduct research and development on behalf of third parties. The Syndicate obtained a non-exclusive licence of certain core technology from SPP for $7.1 million. Monies paid by the Syndicate were not recognised as income in the financial statements for 1995 because of the possible requirement for SPP to utilise these monies to repurchase the licence from the Syndicate pursuant to the exercise of an option, or to meet the obligations of the investors to the Syndicate.

On 31 July 2002, pursuant to the exercise of a put option, SPP and CPM repurchased the licence from the Syndicate for $22 million. A provision had been made in prior years in the financial statements to acquire this licence, and the full amount of funds required to settle this transaction had been set aside in a separate bank account. As a result of this transaction, the amounts recorded for "Provisions – current (Repurchase of Core Technology)" and "Current Assets – other (Restricted Deposit)" were each reduced by $22 million.

NOTE 18: CONTINGENT LIABILITIES

(a) During the period from 1 January 1978 to 31 December 1981, certain Directors' and consultants' rates of compensation were reduced by between 50% to 100% on the basis that only when funding for a commercial project at Rundle was achieved would full compensation be paid. The commitment for full compensation which is still contingent on such funding being arranged is $1,200,000 (2001: $600,000). The increase in the balance is a result of 2002 including both SPP and CPM's share of the outstanding amount, whilst 2001 includes SPP's share only.

(b) No liability exists in respect of termination benefits (except for leave entitlements provided for in the accounts) under service agreements with Directors or persons who take part in the management of the company.

(c) The consolidated entity has bank guarantees (refer Note 4(ii)) in place which act as security deposit for the Mining Lease (ML80003) in relation to Stuart Stage 1. The security deposit may be used to rectify damage that may be caused by activities under the lease to land or improvements situated on or off the land covered by the lease.

(d) During the year claims for $12.3million were made against the SPP group and Suncor Energy, relating to the alleged odour and noise emissions from the Stuart Stage 1 Plant, of which the SPP group's share would be $6.2 million. The company believes it is not liable for such an amount and that if any liability does arise it is unlikely to result in any material loss.

(e) Formal proceedings were lodged by Bechtel against the SPP group and Suncor Energy, relating to the Bechtel contract for the construction of the Stuart Stage 1 Plant. Whilst discussions are ongoing, if the matter is not resolved, SPP expects to pursue a counterclaim for loss and damage sustained by SPP in respect of this issue. The amount of SPP's counterclaim is expected to exceed the amount claimed by Bechtel. Accordingly, the company believes that no material liability will arise in respect of this claim, however, if any liability does arise it is unlikely to result in any material loss.

NOTE 19: SEGMENT REPORTING

The consolidated entity operates in one business segment, being the mining industry. Activities include the exploration and evaluation of oil shale and other mineral deposits. The consolidated entity's activities are conducted predominantly in one geographical segment, being Australia.

NOTE 20: AUDITORS' REMUNERATION

	Consolidated		Parent Entity	
	2002 $	2001 $	2002 $	2001 $
Remuneration for audit or review of the financial reports of the Parent entity or any entity in the consolidated entity:				
Auditors of Parent entity*	127,268	60,086	46,434	46,755
Remuneration for other services provided by auditors of the Parent entity:				
Taxation services	39,623	22,095	23,534	21,773
Restructuring advice	29,400	53,382	25,510	53,382
Suncor Acquisition advice	-	33,748	-	33,748
Other consulting and advisory	31,421	38,549	15,710	13,968
	100,444	147,774	64,754	122,871

* The increase in the amount paid for audit or review of the financial reports is a result of 2002 including both SPP's and CPM's share of the remuneration, whilst 2001 includes the SPP group's share only.

NOTE 21: DIRECTORS' AND EXECUTIVES' REMUNERATION

	Consolidated		Parent Entity	
	2002 $	2001 $	2002 $	2001 $
(i) Directors' remuneration				
Income received or due and receivable by Directors and alternate Directors from the company or related entities in connection with the management of affairs of the Parent entity or its controlled entities.	2,183,230	738,913	884,395	738,913

The consolidated Directors' remuneration disclosed above is significantly higher than the amount disclosed in 2001. This increase is due mainly to the following factors:

- In 2001, the amount disclosed reflected only SPP's share of the remuneration of Australian based Directors, with CPM disclosing its share of these costs separately. As a result of SPP taking control of CPM during 2002, the amount disclosed for 2002 reflects both SPP's and CPM's share of Directors' remuneration, as well as the full remuneration of SPP's overseas based Directors (remuneration of overseas based Directors was not required to be disclosed previously). The 2002 consolidated remuneration disclosed in this note includes $604,133 for CPM's share of Directors remuneration and $159,265 for remuneration of overseas based Directors.
- During 2001 and until April 2002, the payment of certain Directors' remuneration and costs were deferred on the basis that, when the Stuart Stage 1 Plant achieved 3 consecutive months of breakeven operation, or the company succeeded in raising appropriate levels of funding, they would be paid 1.5 times such deferred income. As a result of fundraisings concluded during 2002, deferred entitlements amounting to $692,555 (consolidated) and $157,117 (parent) were paid out during the year.

A more detailed dissection of this remuneration is provided in the Directors' Report on pages 24 to 25.

	Number of Directors			
	Consolidated		Parent Entity	
	2002	2001	2002	2001
The number of Directors and alternate Directors of the company are shown below in their relevant income bands of $10,000.				
Income between:				
$0 - $9,999	-	4	4	4
$10,000 - $19,999	1	3	1	3
$20,000 - $29,999	-	1	1	1
$30,000 - $39,999	2	-	-	-
$40,000 - $49,999	-	1	-	1
$50,000 - $59,999	-	-	1	-
$60,000 - $69,999	1	-	-	-
$70,000 - $79,999	-	-	2*	-
$90,000 - $99,999	1	1	-	1
$100,000 - $109,999	-	2	-	2
$120,000 - $129,999	-	1	-	1
$130,000 - $139,999	3*	-	-	-
$170,000 - $179,999	-	-	1*	-
$180,000 - $189,999	-	1	1*	1
$280,000 - $289,999	-	-	1*	-
$330,000 - $339,999	2*	-	-	-
$340,000 - $349,999	1*	-	-	-
$520,000 - $529,999	1*	-	-	-

* Includes payment of deferred entitlements as described above.

Equity participation shares issued to Directors during the year are detailed in Note 25. No value has been included in Directors remuneration in respect of these shares.

NOTE 21: DIRECTORS' AND EXECUTIVES' REMUNERATION Cont.

(ii) Executives' remuneration	Executive Officers of Entities in the Consolidated Entity 2002 $	2001 $	Executive Officers of the Parent Entity 2002 $	2001 $
Income received by Australian based executive officers whose income is $100,000 or more including amounts relating to executive Directors that are also included in the Directors' remuneration	3,556,567	741,411	640,657	741,411

Numbers of executive officers	Numbers of Executive Officers of Entities in Consolidated Entity 2002	2001	Numbers of Executive Officers of the Parent Entity 2002	2001
The number of Australian based executive officers and executive Directors whose income is $100,000 or more are shown below in their relevant income bands of $10,000:				
Income between:				
$100,000 - $109,999	2	3	-	3
$110,000 - $119,999	2	1	-	1
$120,000 - $129,999	3	-	-	-
$130,000 - $139,999	3	-	-	-
$140,000 - $149,999	2	1	-	1
$150,000 - $159,999	1	-	-	-
$160,000 - $169,999	1	-	-	-
$170,000 - $179,999	2	-	1	-
$180,000 - $189,999	1	1	1	1
$280,000 - $289,999	-	-	1	-
$330,000 - $339,999	2	-	-	-
$520,000 - $529,999	1	-	-	-

There were a total of 654,888 equity participation shares (each share paid to 1 cent) issued to 7 of these executives during the year (2001: 341,334 to 2 executives). No value has been included in executive officer's remuneration in respect of these shares. There were no other equity participation shares issued to these executive officers during the period except for those issued in accordance with the Schemes of Arrangement between SPP and CPM (these were issued to replace equity participation shares previously issued by CPM and were issued on the same terms and conditions as the CPM issue (after taking into account the exchange ratio of 2.664 SPP shares for each CPM share)).

NOTE 22: SUPERANNUATION

The consolidated entity participates in the operation of the Optimum Superannuation Master Plan (corporate employees) and Colonial Select Superannuation Plan (site employees). The funds are master funds and their principal benefits are pensions or lump sum payments for members or beneficiaries on resignation, retirement or death. The benefits are provided on the basis of an accumulation of employer contributions and earnings on those contributions. Consequently, there is no requirement for an actuarial assessment in respect of benefits for employees in the funds.

The consolidated entity contributes a percentage of wages and salaries to the funds on behalf of employees, and this is a legally enforceable obligation on the consolidated entity.

NOTE 23: CASH FLOW INFORMATION

	Note	Consolidated		Parent Entity	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Reconciliation of cash					
Cash at end of financial year as shown in the statements of cash flows are reconciled to the related items in the statement of financial position as follows:					
Cash at bank		3,322	865	408	164
Deposits at call		6,767	1,209	3,338	1,209
Cash assets - per statement of financial position		10,089	2,074	3,746	1,373
Cash account with associated company	4	-	259	-	259
Cash account with controlled entity	4 (i)	-	-	350	-
Short term securities	5	-	4,000	-	4,000
		10,089	6,333	4,096	5,632
Reconciliation of net cash flows from operating activities to operating loss after tax					
Operating loss after tax (from all activities)		(41,456)	(29,441)	(20,558)	(24,418)
Provision for repurchase of core technology expense		82	469	49	469
Depreciation of property, plant and equipment		157	220	152	220
Net loss/(gain) on disposal of property, plant and equipment		25	(9)	14	(9)
Royalty payment on research and development		463	450	270	450
Interest income on restricted deposit		(931)	(902)	(542)	(902)
Interest income and other investing activities		(2,006)	(1,104)	(1,247)	(1,104)
Net exploration and evaluation costs written off/(capitalised)		(3,820)	(809)	(2,006)	(1,807)
Provision for loans to controlled entities		-	-	15,528	18,917
Share of losses in associate		181	6,680	-	-
Security deposits refunded/(paid)		327	(1,764)	164	(1)
Changes in assets and liabilities, net of effects from purchase of controlled entities:					
(Increase)/decrease in debtors and prepayments		2,094	(398)	46	126
(Increase)/decrease in inventories		2,774	(3,407)	15	1
Increase/(decrease) in trade and other creditors and provision (except for provision for repurchase of core technology)		(1,844)	2,099	(465)	1,028
Net cash flows from operating activities		(43,954)	(27,916)	(8,580)	(7,030)

NOTE 23: CASH FLOW INFORMATION Cont.

Interest Rates

(i) Cash at bank

The weighted average interest rate for cash at bank is 3.2% (2001: 3.2%).

(ii) Deposits at call

Deposits at call are held in 11am accounts and cash management accounts. The weighted average interest rate is 4.6% (2001: 4.1%).

Non Cash Financing and Investing Activities

The consolidated entity did not have any non cash financing and investing activities during the year (2001: nil) except for:

- in accordance with the Schemes of Arrangement between SPP and CPM (described in Note 13(j)), SPP acquired control of CPM through the issue of SPP securities to holders of CPM securities.
- pursuant to the exercise of a put option, SPP and CPM repurchased a licence of certain core technology from a Research and Development Syndicate (refer Note 17 for details).

NOTE 24: INVESTMENTS IN ASSOCIATES

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. The Parent entity carrying amounts are at cost. On 8 March 2002, as a result of the implementation of Schemes of Arrangement between SPP and CPM, all entities which were previously classified as associates were reclassified and became controlled entities of SPP. Since that time, the activities of these entities have been included in the SPP consolidated accounts. Information relating to the associates is set out below.

Name of Company	Principal Activity	Ownership Interest		Consolidated		Parent Entity	
		2002 %	2001 %	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Traded on organised markets:							
Central Pacific Minerals N.L.	Oil shale exploration and development	-	34.47 (i)	-	20,907	-	12,248
Other (non-traded):							
SPP (USA) Inc.	Resource company	-	50.00	-	-	-	-
Southern and Central Research & Development NL	Research and development	-	50.00	-	-	-	-
Southern Pacific Petroleum (Development) Pty Ltd	Joint venture development	-	50.00	-	-	-	-
Beloba Pty Ltd	Resource company	-	50.00	-	-	-	-
Southern Pacific Petroleum (Europe) S.A.	Advisory company	-	50.00	-	30	-	30
Stuart Energy (Nominees) Pty Ltd	Nominee company	-	50.00	-	-	-	-
				-	20,937	-	12,278

(i) The percentage ownership includes the cross-shareholding which is eliminated for the purposes of equity accounting. In accordance with the Schemes of Arrangement between SPP and CPM, CPM's interest in SPP was cancelled on 8 March 2002 (2001: 30.68%).

NOTE 24: INVESTMENTS IN ASSOCIATES Cont.

	Consolidated	
	2002 $'000	2001 $'000
Movements in Carrying Amounts of Investments in Associates		
Carrying amount at the beginning of the financial year	20,937	24,111
Share of operating loss after income tax	(181)	(5,491)
Adjustment to share of accumulated losses due to increase in ownership	-	(1,189)
Share of increase in share capital of associate	-	2,003
Adjustment to share capital for increase in indirect share of own equity	-	(293)
Adjustment to share of reserves due to increase in ownership	-	1,796
Adjustment to reflect associate becoming a controlled entity	(20,756)	-
Carrying amount at the end of the financial year	-	20,937
Results attributable to Associates		
Operating losses before income tax	(181)	(5,491)
Income tax benefit	-	-
Adjustment to share of accumulated losses due to increase in ownership	-	(1,189)
Share of operating losses after income tax	(181)	(6,680)
Adjustment for share of transfers from reserves/equity to accumulated losses	-	9,249
Adjustment to reflect associate becoming a controlled entity	14,701	-
Accumulated losses attributable to associates at the beginning of the financial year	(14,520)	(17,089)
Accumulated losses attributable to associates at the end of the financial year	-	(14,520)
Reserves attributable to Associates		
Balance at beginning of financial year	24,473	29,923
Adjustment for share of transfers from reserves/equity to accumulated losses	-	(9,249)
Adjustment to share of reserves due to increase in ownership	-	1,796
Share of increase in share capital of associate	-	2,003
Adjustment to reflect associate becoming a controlled entity	(24,473)	-
Balance at end of financial year	-	24,473
Share of Associates' Contingent Liabilities		
Directors' and consultants' compensation	-	143
Share of Associates' Expenditure Commitments		
Lease Commitments	-	556
Expenditure Commitments	-	504
	-	1,060
Summary of the Performance and Financial Position of Associates		
The aggregate losses, assets and liabilities of associates are:		
Net loss after income tax	-	(29,665)
Assets	-	131,732
Liabilities	-	32,082

NOTE 25: RELATED PARTY INFORMATION

Directors

The names of Directors who held office in the company throughout the year ended 31 December 2002 were C.M. Anderson, J.D. McFarland, J.V. Browning, B.C. Wright, V.H. Kuss, N. Belknap, B.H. Davidson, E.A. Parkinson-Marcoux and N.W. Stump.

R. Bryan and J.A. McFarlane were Directors from the beginning of the year until their resignations on 30 June 2002 and 3 December 2002 respectively. J.S. McFarlane was an alternate Director from the beginning of the year until the resignation of J.A. McFarlane on 3 December 2002.

Remuneration received or receivable by the Directors and aggregate amounts paid to superannuation plans in connection with the retirement of Directors of the company are disclosed in Note 21.

Share and option transactions undertaken by the consolidated entity with Directors and Director related entities

During the financial year, share and option transactions undertaken between entities within the consolidated entity and Directors and Director related entities involved the issue of the following securities in SPP:

	No. of Securities	
Description of Transaction	2002	2001
Issues in accordance with:		
Rights Issue – fully paid ordinary shares	3,358,302	-
Rights Issue – options expiring 19 November 2004	3,358,302	-
Schemes of Arrangement – fully paid ordinary shares	1,473,438	-
Schemes of Arrangement – equity participation shares paid to 0.375 cents	12,920,486	-
Schemes of Arrangement – options in respect of guarantee facility	4	-
Contract of employment – equity participation shares paid to 1 cent	-	1,233,334
Financing arrangement – options in respect of guarantee facility	-	4

The aggregate number of equity securities in the company held by Directors and alternate Directors of the company and their Director related entities at balance date were:

	No. of Securities	
Class of share	2002	2001
Ordinary shares - fully paid	32,955,297	30,788,979
Ordinary shares - paid to 10 cents	1,745,200	1,985,250
Equity participation shares – paid to 1 cent	9,568,334	16,730,794
Equity participation shares – paid to 0.375 cents	9,350,021	-
Options expiring 19 November 2004	3,134,016	-
Options in respect of guarantee facility	8	4

The aggregate number of shares held in CPM by Directors of the company and their Director related entities at balance date were 9,772,430 CPM fully paid ordinary shares and 686,900 CPM partly paid ordinary shares. The shareholders have elected to defer conversion of their shareholding into SPP shares and have the right to convert each of their CPM shares into 2.664 equivalent SPP shares.

Other Transactions with Directors and Director related entities

There were no convertible notes held by Directors and Director related entities disclosed in Note 11 as at the end of the year (2001: 150,000 notes with a face value of $495,000). The 150,000 convertible notes at 31 December 2001 were held by a Director related entity until 30 June 2002, at which time the relevant Director resigned. Terms and conditions of convertible notes issued by the company are disclosed in Note 11(i). Interest paid on these notes during the year until the resignation of the Director amounted to $21,038 (2001: $42,075). Interest accrued on these notes held by Directors and Director related entities at 31 December 2002 was $nil (2001: $3,573).

Ms J.A. McFarlane, Mr J.V. Browning, and Mr J.S. McFarlane, being Directors or alternate Directors of the company for all or part of the financial year, are also Directors and/or shareholders of the Trans Pacific Petroleum N.L. Group of companies (TPP). During the period, the consolidated entity supplied TPP with various administrative and office support items (incl. salaries, information systems and sundry administrative items). The consolidated entity has charged TPP $62,225 (2001: $14,532) for these items. These costs were charged on a full cost basis. At year end, $12,838 was included in current receivables of the consolidated entity in respect of these charges (2001: $7,752).

NOTE 25: RELATED PARTY INFORMATION Cont.

Ownership interests in related parties

Interests held in the following classes of related parties are set out in the following notes:

(a) joint ventures - Exploration tenures on page 72 of this Annual Report

(b) controlled entities - Note 5

(c) associates - Note 24

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Amounts included in the financial statements relating to entities in the wholly-owned group				
Aggregate amounts brought to account in relation to transactions with entities in the wholly owned group:				
Current advances to:				
Controlled entities	-	-	**1,197**	1,197
Provision for loan to controlled entities	-	-	**(31)**	(31)
Non-current loans advanced to:				
Controlled entities	-	-	**98,335**	82,807
Provision for loan to controlled entity	-	-	**(40,945)**	(25,417)

Transactions with entities in the wholly-owned group

SPP is the ultimate parent entity in the wholly-owned group comprising the company and its wholly-owned controlled entities.

The company advanced loans and provided accounting and administrative assistance to other entities in the wholly-owned group during the current year. Accounting and administrative assistance was provided free of charge. Interest is accruing on the unprovided amount of the unsecured loan to SPP (Stuart) at 7.75% pa (2001: 7.75%). Accrued interest of $23 million (2001: $17 million) has not been taken up in the books of the parent entity as recovery of both interest and principal is dependent on the success of Stuart Stage 1.

NOTE 25: RELATED PARTY INFORMATION Cont.

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Amounts included in the financial statements relating to other related parties				
Aggregate amounts brought to account in relation to transactions with each class of other related entities:				
Current advances to:				
Associates	-	259	-	259
Controlled entities	-	-	350	-
Non-current advances to:				
Controlled entities	-	-	19,941	-
Non-current advances from:				
Controlled entities	-	-	31,261	-
Aggregate amounts included in the determination of operating loss before tax that resulted from transactions with each class of other related parties:				
Interest revenue:				
Associates	2	127	2	127
Controlled entities	-	-	660	-
Asset rental revenue:				
Associates	11	107	11	107
Controlled entities	-	-	61	-
Aggregate amounts brought to account in relation to transactions through interests in joint ventures with each class of other related parties:				
Current advances from:				
Associates	-	25	-	25
Controlled entities	-	-	32	-
Current advances to:				
Associates	-	25	-	25
Controlled entities	-	-	32	-

Transactions with other related parties

The material transactions with related parties during the year were as follows:

(i) SPP and CPM share premises and management and share most revenue and expenses in equal proportions.

(ii) Unless otherwise stated in these accounts, cash and loan account balances between SPP and CPM bear interest at a rate equal to the rate of return on the investment portfolio and are repayable on demand.

(iii) SPP and CPM provide funding for the day to day operations of their associated resource exploration companies. Funds provided by SPP during the year and subsequently written off amounted to nil (2001: nil).

(iv) Transactions with joint venturers relate solely to matters connected with the exploration and evaluation of the relevant joint venture tenement. All such matters are governed by the provisions of contracts with the joint venturers, which are subject to normal commercial terms and conditions.

NOTE 26: EARNINGS PER SHARE

	Consolidated 2002	2001
Basic earnings per share – cents per share	(10.6)	(9.1)
Diluted earnings per share – cents per share	(10.6)	(9.1)
Earnings used in calculating basic earnings per share: Net loss attributable to members of SPP - $'000	(39,485)	(29,441)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share – number of shares	372,434,825	322,845,443

All shares rank equally for dividends and are included in the calculation of basic earnings per share except for the following potential ordinary shares:

- SPP has 51,730,387 equity participation shares (2001:27,976,151), 24,831,656 options issued to Sunoco Inc. (2001: 12,500,000), 14 options issued in respect of a guarantee facility (2001: 4), 26,601,015 listed options expiring on 19 November 2004 (2001: nil) and 4,550,000 unsecured SPP convertible notes (2001: 4,550,000) on issue.
- CPM shareholders that have elected to defer conversion of their shareholding have the right to convert each of their CPM shares into 2.664 equivalent SPP shares. At 31 December 2002, 10,745,569 CPM fully paid ordinary shares, 742,000 CPM partly paid ordinary shares and 1,882,250 CPM equity participation shares were subject to this deferral arrangement.
- In accordance with the Schemes of Arrangement with CPM, 1,920,000 unsecured CPM convertible notes are each convertible to 2.664 SPP ordinary shares.

These potential ordinary shares are not considered to be dilutive and have not been used to calculate diluted earnings per share. Accordingly, the diluted earnings per share is the same as the basic earnings per share.

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

(i) Interest rate risk exposures and net fair values of financial assets and liabilities

The consolidated entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial instruments at balance date are presented below.

Net fair values of financial assets and liabilities are determined in the following manner:

(a) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date. For non-traded equity investments, the net fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

(b) Off-balance sheet

There were no off-balance sheet financial assets at 31 December 2002 (2001: nil). The consolidated entity has potential financial liabilities which may arise from certain contingencies disclosed in Note 18. No material losses are anticipated in respect of any of those contingencies and the net fair value disclosed below is the Directors' estimate of amounts which would be payable by the consolidated entity as consideration for the assumption of those contingencies by another party. Accordingly, the Directors estimate the net fair value of contingencies to be nil (2001: nil).

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES Cont.

On balance sheet financial instruments

	Weighted average effective interest rate	Floating interest rate	Fixed interest rate Maturities/repricing			Non interest bearing	Total	Net Fair Value
			1 year or less	1 to 5 years	Over 5 years			
31 December 2002	%	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Assets								
Cash assets	3.2	3,322	-	-	-	-	3,322	3,322
Deposits at call	4.6	6,767	-	-	-	-	6,767	6,767
Mining lease guarantees	4.4	-	3,525	-	-	-	3,525	3,525
Security deposits	4.6	-	450	-	-	-	450	450
Other receivables	-	-	-	-	-	1,359	1,359	1,359
Non-traded financial assets		10,089	3,975	-	-	1,359	15,423	15,423
Traded								
Listed securities	-	-	-	-	-	81	81	81
Total financial assets		10,089	3,975	-	-	1,440	15,504	15,504
Liabilities								
Unsecured trade creditors	-	-	-	-	-	6,265	6,265	6,265
Interest on convertible notes	-	-	-	-	-	216	216	216
Unsecured convertible notes	8.5	-	-	29,991	-	-	29,991	29,991
Loans from other entities	3.9	-	31,261	-	-	-	31,261	31,261
Total financial liabilities		-	31,261	29,991	-	6,481	67,733	67,733
Net financial assets/(liabilities)		10,089	(27,286)	(29,991)	-	(5,041)	(52,229)	

Other than those classes of assets denoted as 'traded', none of the classes of financial assets and liabilities are readily traded on organised markets in standardised form.

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES Cont.

On balance sheet financial instruments

31 December 2001	Weighted average effective interest rate %	Floating interest rate $'000	Fixed interest rate Maturities/repricing 1 year or less $'000	1 to 5 years $'000	Over 5 years $'000	Non Interest Bearing $'000	Total $'000	Net Fair Value $'000
Assets								
Cash assets	3.2	865	-	-	-	-	865	865
Deposits at call	4.1	1,209	-	-	-	-	1,209	1,209
Restricted deposit	8.4	10,722	-	-	-	-	10,722	10,722
Mining lease guarantees	4.3	-	2,644	-	-	-	2,644	2,644
Security deposits	4.3	-	390	-	-	-	390	390
Due from an associated company	8.7	259	-	-	-	-	259	259
Other receivables	-	-	-	-	-	980	980	980
Unlisted securities in associated company	-	-	-	-	-	30	30	30
Non-traded financial assets		13,055	3,034	-	-	1,010	17,099	17,099
Traded								
Listed securities	-	-	-	-	-	1,066	1,066	1,450
Listed securities in associated company	-	-	-	-	-	20,907	20,907	63,942
Short term securities	4.8	-	4,000	-	-	-	4,000	4,000
Government and Semi-government bonds	8.5	-	-	250	-	-	250	321
Total financial assets		13,055	7,034	250	-	22,983	43,322	86,812
Liabilities								
Unsecured trade creditors	-	-	-	-	-	5,022	5,022	5,022
Interest on convertible notes	-	-	-	-	-	108	108	108
Provision for repurchase of core technology	-	-	-	-	-	10,946	10,946	10,946
Unsecured convertible notes	8.5	-	-	15,015	-	-	15,015	15,015
Other	-	-	-	-	-	25	25	25
Total financial liabilities		-	-	15,015	-	16,101	31,116	31,116
Net financial assets/(liabilities)		13,055	7,034	(14,765)	-	6,882	12,206	

Other than those classes of assets denoted as 'traded', none of the classes of financial assets and liabilities are readily traded on organised markets in standardised form.

(ii) Credit risk

The carrying amounts of financial assets included in the consolidated statement of financial position represent the consolidated entity's maximum exposure to credit risk in relation to these assets. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with Accounting Standards.

NOTE 28: EVENTS OCCURRING SUBSEQUENT TO BALANCE DATE

Except for the item disclosed in Note 7, the Directors are not aware of any matters or circumstances not otherwise dealt with in the accounts that have significantly affected or may significantly affect the operations of the SPP group, the results of those operations or the state of affairs of SPP in subsequent financial periods.

DIRECTOR'S DECLARATION

The Directors declare that the financial statements and notes set out on pages 27 to 62.

a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) give a true and fair view of the company's and consolidated entity's financial position as at 31 December 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

a) the financial statements and notes are in accordance with the Corporations Act 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dated at Brisbane 18 February, 2003
For and on behalf of the board

C.M. Anderson
Chairman

J.D. McFarland
Managing Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF SOUTHERN PACIFIC PETROLEUM N.L.

Audit opinion

In our opinion, the financial report, set out on pages 27 to 63 and 72:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Southern Pacific Petroleum N.L and the Southern Pacific Petroleum Group (defined below) as at 31 December 2002 and of their performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Inherent uncertainty

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As indicated in Note 1 (under the heading basis of preparation) and Note 10 (under the heading commercialisation and development funding), realisation of the carrying value of the group's non current assets, including deferred exploration and evaluation costs, and also the group's continuation as a going concern is dependent on the successful development and commercial exploitation of the group's oil shale deposits and securing substantial financing for development.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the year ended 31 December 2002 is the responsibility of the directors of Southern Pacific Petroleum N.L. It includes the financial statements for Southern Pacific Petroleum N.L (the Company) and for the Southern Pacific Petroleum Group (the Group), which incorporates Southern Pacific Petroleum N.L and the entities it controlled during the year ended 31 December 2002.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the Directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in Note 20 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants

B.W.D. Morgan
Partner

Brisbane
18 February 2003

ADDITIONAL INFORMATION

Directors' Shareholdings

The Register of Directors' shareholdings showed the Directors had a relevant interest in the following securities as at 18 February 2003.

Particulars of Directors interests in shares and options			
	Fully Paid Ordinary Shares -	Equity Participation Shares	Listed Options
C.M. Anderson	330,000	1,000,832	325,000
J.D. McFarland	332,917	3,971,360	285,715
J.V. Browning*	5,060,471	3,618,040	1,577,513
V.H. Kuss	152,231	1,176,316	149,631
N. Belknap	400,000	550,131	168,800
B.H. Davidson	120,000	594,820	100,000
E. Parkinson-Marcoux	142,857	595,971	142,857
N.W. Stump	210,000	601,032	200,000
B.C. Wright	34,500	3,494,920	34,500

* Mr J.V. Browning also holds unquoted options over unissued ordinary shares of the company (refer Note 13(m) for further information).

Shareholder Distribution

The distribution of the shares of the company at 7 February 2003 was:

	No of security holders				
No. of securities	Fully paid ordinary	Contributing	Equity participation	Options (exp 19/11/04)	Options (Guarantee Facility)
1 - 1,000	4,020	295	-	220	4
1,001 - 5,000	4,154	67	2	372	-
5,001 - 10,000	1,355	9	10	147	-
10,001 - 100,000	1,393	17	134	184	-
100,001 and over	151	2	61	36	-
Total	11,073	390	207	959	4
Holders of less than a marketable parcel	6,657				

For details on shares and options (including voting rights) refer to Note 13 of the financial statements.

Substantial Shareholders as at 7 February 2003

Trans Pacific Petroleum N.L. (Group)*	27,156,540 shares
L-R Global Partners L.P.	21,615,439 shares
Sir Ian McFarlane	4,776,500 shares
Dampier Pty Ltd*	321,920 shares
Damplin Pty Ltd*	67,300 shares

* Controlled by Sir Ian McFarlane

Unquoted Securities

Equity securities in unquoted classes other than those issued under an employee incentive scheme are:

- Options over unissued ordinary shares of the company issued to Sunoco Inc, Mr John Val Browning, Mr Malcolm Chace III and 2 parties nominated by Mr Frederick Whittemore. Details of the terms and conditions of these options are provided in the notes to the accounts (Note 13 (l) & Note 13 (m) respectively).

- Ordinary shares of the company paid to 40.616 cents (9.384 cents unpaid) issued in accordance with the Schemes of Arrangement between SPP & CPM. The only holder of more than 20% of this class is ANZ Nominees Limited with 59,141 shares (24.01%).

Top 20 Shareholders

The top 20 shareholders of fully paid shares of the company at 7 February 2003 were:

Name	Number	%
1. ANZ Nominees Limited	214,106,727	52.83
2. National Nominees Limited	31,963,440	7.89
3. Oil Structure Surveys Ltd	22,917,482	5.65
4. Westpac Custodian Nominees Ltd	22,595,500	5.58
5. J P Morgan Nominees Australia Limited	8,945,001	2.21
6. Sunoco Inc.	3,697,370	0.91
7. Citicorp Nominees Pty Limited	2,122,205	0.52
8. Ian McFarlane	1,876,000	0.46
9. Kanaird Investments Pty Ltd	1,539,701	0.38
10. Macquaries Equities Custodians Limited	1,000,000	0.25
11. Mr John Val Browning	827,513	0.20
12. C M Abbott Pty Ltd	800,000	0.20
13. Mr Frederick B Whittemore	749,983	0.19
14. MLC Limited	717,456	0.18
15. Mr John Allen Browning	625,000	0.15
16. Kurra Nominees Pty Ltd	620,000	0.15
17. Mr Donald Charles Macpherson	591,375	0.15
18. Rubicon Nominees Pty Ltd	590,124	0.15
19. Mr Peter Luke	550,000	0.14
20. HSBC Custody Nominees (Australia) Limited	521,473	0.13
Total	**317,356,350**	**78.32**

The top 20 shareholders of the shares of the company paid to 10 cents at 7 February 2003 were:

Name	Number	%
1. Oil Structure Surveys Ltd	1,745,200	68.10
2. Ian McFarlane	168,000	6.56
3. ANZ Nominees Limited	77,250	3.01
4. Anthony J. Wilson	68,717	2.68
5. Mrs Ann Shaw McFarlane	67,000	2.61
6. Mr Steven Monteith Wilson (Curent A/c)	44,333	1.73
7. Westpac Custodian Nominees Limited	40,750	1.59
8. SM, AJ & RJ Wilson	25,000	0.98
9. National Nominees Limited	21,000	0.82
10. Mrs Joan Edith Jones	20,900	0.82
11. Val G. Swindon	15,000	0.59
12. Trust Company Superannuation Services Ltd	15,000	0.59
13. I.R. and R. Gibson (Gibson Super Fund A/c)	13,300	0.52
14. Berne No 132 Nominees Pty Ltd (145307 A/c)	10,200	0.40
15. Mr Pieter Greeff	9,500	0.37
16. Mrs Julie Buckley	9,400	0.37
17. Mrs Sally R. Phelps	9,000	0.35
18. Anthony E. Ranson	8,200	0.32
19. Elizabeth Jane Wilson	7,000	0.27
20. Lorraine L Hecker	6,100	0.24
Total	**2,380,850**	**92.92**

The top 20 optionholders of the listed share options (expiring 19 November 2004) of the company at 7 February 2003 were:

Name	Number	%
1. ANZ Nominees Limited	4,568,803	17.18
2. Westpac Custodian Nominees Limited	3,131,868	11.77
3. Mr John Val Browning	1,577,513	5.93
4. National Nominees Limited	1,059,320	3.98
5. J.P. Morgan Nominees Australia Limited	749,983	2.82
6. Mr Frederick B Whittemore	749,983	2.82
7. Kanaird Investments Pty Ltd	740,000	2.79
8. C M Abbott Pty Ltd	591,217	2.22
9. Mr Thomas C Ewing	375,000	1.41
10. William Ewing III	375,000	1.41
11. Ian McFarlane	375,000	1.41
12. C M Anderson & S M Anderson (CMA Pension Fund)	300,000	1.13
13. Warragai Investments Pty Ltd	300,000	1.13
14. Mrs Pamela Jean Wilson	300,000	1.13
15. Mr James McFarland	285,715	1.07
16. Wilson Investments Taurine Fund Limited	285,714	1.07
17. Jennifer A McFarlane	214,286	0.81
18. Dauntless Enterprises Pty Ltd	200,771	0.75
19. Bagata Pty Ltd (Sandy Corrie Family A/c)	200,000	0.75
20. Bond Street Custodians Limited	200,000	0.75
Total	16,580,173	62.33

STATEMENT OF MINERAL RESOURCES AND ORE RESERVES

Oil Shale Resources (Cut-off – 50L/t at zero % moisture)

Deposit	Resource Classification	Tonnes x 10^9	Grade (L/t at zero % moisture)	Moisture (weight %)	Shale Oil (barrels x 10^9)	SPP/CPM % interest
STUART	Measured	0.2	137	25	0.1	
	Indicated	2.4	99	19	1.2	
	Inferred	3.0	87	19	1.3	
	TOTAL	5.5	94	19	2.6	100*
RUNDLE	Indicated	5.0	105	20	2.6	
	TOTAL	5.0	105	20	2.6	50
CONDOR	Measured	12.9	65	8	4.8	
	Indicated	0.1	63	8	0.1	
	TOTAL	13.0	65	8	4.8	100
NAGOORIN	Measured	0.9	92	29	0.4	
	Indicated	1.7	90	27	0.7	
	Inferred	3.0	95	25	1.3	
	TOTAL	5.7	93	26	2.4	50
NAGOORIN SOUTH	Indicated	0.2	78	28	0.1	
	Inferred	0.9	81	28	0.3	
	TOTAL	**1.1**	**81**	**28**	**0.4**	**100**
LOWMEAD	Indicated	0.5	88	23	0.2	
	Inferred	1.2	84	24	0.5	
	TOTAL	1.7	85	24	0.7	50
DUARINGA	Measured	1.3	79	32	0.4	
	Indicated	3.0	76	30	1.0	
	Inferred	3.1	79	32	1.0	
	TOTAL	7.4	78	31	2.5	100
YAAMBA	Measured	1.2	97	30	0.5	
	Indicated	1.7	91	30	0.7	
	Inferred	3.5	101	28	1.6	
	TOTAL	6.5	98	29	2.8	100
BLOCK CREEK	Indicated	0.5	99	26	0.2	
	Inferred	0.7	97	27	0.3	
	TOTAL	1.2	98	27	0.5	100
BOUNDARY FLAT LAGOONS	Indicated	0.7	78	24	0.3	
	Inferred	1.2	77	23	0.4	
	TOTAL	1.9	77	23	0.7	100
	TOTAL	49.0			20.2	
	SPP/CPM TOTAL NET INTEREST	42.8			17.3	

Rounding may cause computational discrepancies

* *The Stuart Oil Shale Project, including the Kerosene Creek Member Ore Reserve, is subject to an agreement whereby the Suncor Group is entitled to a royalty on production from Stage 1.*

Oil Shale Reserves

Deposit	Reserve Classification	Tonnes x 10^6	Grade (L/t at zero% moisture)	Moisture (weight %)	Shale Oil (barrels x 10^6)	SPP/CPM % interest
STUART	Proved	35	172	25	29	
Kerosene Creek# Member	TOTAL	35	172	25	29	100*

Rounding may cause computational discrepancies

 # Stage 1 Ore Reserve within ML 80003 allowing for grade control and dilution and including Units A and C only. This Ore Reserve is also included in the total Stuart Resource.

** The Kerosene Creek Member Ore Reserve, is subject to an agreement whereby the Suncor Group is entitled to a royalty on production from Stage 1.*

Gold Resources

Deposit	Resource Classification	Tonnes (thousands)	Grade (gold g/t)	Gold (ounces)	SPP/CPM % interest
GOLDEN VALLEY	Indicated	179,000	2.6	14,900	
	TOTAL	179,000	2.6	14,900	70

Rounding may cause computational discrepancies

Uranium Resources (0.1 kg/t cutoff)

Deposit	Resource Classification	Tonnes	Grade (kg/t U_3O_8)	U_3O_8 (tonnes)	CPM % interest
BIGRLYI	Measured	586,500	3.72	2,180	
	Indicated	193,000	2.52	485	
	Inferred	29,500	3.61	105	
	TOTAL	809,000	3.43	2,770	17.48

Rounding may cause computational discrepancies

MAJOR CHANGES TO MINERAL RESOURCES AND RESERVES

Stuart

The Stuart Oil Shale Resource as reported in the Annual Report for 2001 has been reviewed and there are no significant changes to the estimate. The Kerosene Creek Member Ore Reserve is included in the Stuart Oil Shale Resource. The volume of mined and processed oil shale did not impact upon the reported Ore Reserve estimate to the end of 2001. During 2002, 578,000 tonnes of oil shale were mined bringing the total since mining began to 1,261,000 tonnes. 559,000 tonnes were processed during 2002 and 210,000 tonnes were in ROM Stockpiles at 31 December 2002. The reported 2002 Kerosene Creek Member Oil Shale Reserve accounts for oil shale processed to 31 December 2002. Since the shale tonnage processed is small in comparison to the overall Resource, there is no change in the estimate at the reported level of precision.

Other Oil Shale Deposits

Following re-estimation of Mineral Resources reported in the Annual Report for 2000, the oil shale resources of the other deposits have been reviewed annually. Reassessment of resource categorisation at Boundary Flat Lagoons has resulted in minor changes to the Indicated and Inferred Resources for the deposit. The total Resource remains unchanged. There were no changes to the previously reported Resources for the other deposits.

As reported in the Annual Report for 2000, oil shale resources continue to exclude identified in-situ oil shale at depths below 500 metres and at high waste-to-ore ratios.

Other Mineral Deposits

No changes have been made to either the Golden Valley or Bigrlyi resource estimates following the 2002 resources review.

ASSESSMENT CRITERIA USED IN THE COMPILATION OF MINERAL RESOURCES AND ORE RESERVES

Data Density

Drill spacing varies depending on resource geometry and style of oil shale deposit. Generally a spacing of between 500 metres and one kilometre is considered appropriate for most deposits. This can vary from 100 metres to up to three kilometres dependant on structure, geology and oil yield continuity. Drilling for reserve definition at Stuart Stage 1 has been conducted at spacing of 25 metres by 50 metres up to 100 metres by 200 metres. At Golden Valley drill spacing is generally 25 metres on sections 50 metres to 100 metres apart. At Bigrlyi, drill intersections vary from 10 metres to 50 metres on sections 25 metres apart.

Geological Interpretation

Geological interpretation is generally undertaken at the time of drilling campaigns and is an interactive process between the chief or supervising geologist and the project geologist. Type sections of the geology are the basis for continuity of interpretation.

Sample Point Location Accuracy

All drillhole collars are either surveyed to sub-metre accuracy and tied to the national grid system or, for wider spaced programs GPS positions are recorded at the time of drilling. Cored drillholes not collared as vertical have been routinely surveyed by Pajari or down-hole camera. Verticality is recorded where down-hole geophysical probes are used. Down-hole surveys by either acid-tube or Pajari have been used in selected cored and open vertical holes on a non-routine basis in the past. Since 1996, all holes have been geophysically logged with logging tools that include a verticality sonde.

Drilling Techniques

All oil shale core holes are by triple tube coring (either NQ3 or HQ3 tungsten-bit). Drilling recovery is contracted to better than 90% and is generally in excess of 95%, except in difficult ground conditions. All drill-core is routinely logged in detail describing lithology and applying a standard oil shale nomenclature. Structural information, rock quality determination (RQD) and core recoveries are routinely recorded. Geotechnical logging is undertaken on selected cores. Drilling at Golden Valley is predominantly by Reverse Circulation percussion drilling, with some NQ core. Drilling at Bigrlyi was generally by conventional percussion drilling with some Reverse Circulation percussion. Direction-controlled core drilling was used almost exclusively for mineralisation below 100 metres depth.

Sampling Technique

Drill core is split in half lengthwise in either regular intervals or on geological divisions. These samples are then submitted to an assay laboratory for analysis. Half core is retained in company facilities for later reference. Core is routinely photographed prior to sampling. A bulk density measurement, using standard immersion techniques, is carried out on each oil shale sample before submission for assay. At Golden Valley and Bigrlyi standard Reverse Circulation or percussion sampling techniques are used on one metre intervals, using a cyclone. Samples are then riffle-split into subsamples for analysis, with representative reference samples retained.

Assay Techniques

The standard procedure for the assessment of oil shale yield is the Modified Fischer Assay technique (MFA). The technique is largely based on the former ASTM D3904-90 Oil Shale by Fischer Assay test method. The sample is submitted and prepared in such a way that an estimate of the total moisture content of the oil shale can be determined. Moisture determination is an important aspect of oil shale resource estimation. It is standard SPP/CPM practice to determine all forms of moisture loss including air dried loss, oven dried loss and water of crystallisation produced by the pyrolysis process during the assay procedure. Under SPP/CPM procedures the total water content is considered equivalent to the in-situ moisture content of the oil shale.

At Golden Valley, gold content is determined by Fire Assay. At Bigrlyi uranium content is determined by X-ray fluorescence (XRF) and radiometric down-hole logging calibrated against XRF assay data.

Resource Estimation Techniques

Oil shale resources have been estimated using classical cross-sectional and polygonal estimation techniques, which formed the basis for the Companies' earlier resource estimations. Where the amount of drill-control and sampling density is sufficient, resource estimation is based on three-dimensional geological models constructed using the current geological understanding and interpretation of the oil shale deposit. Stratigraphic modelling with triangulation-linear grid interpolation has been used for the Stuart and Yaamba Deposits. A block model has been used at Condor with block grades generated using a combination of ordinary kriging and inverse distance interpolation for oil yield estimation.

At both Bigrlyi and Golden Valley, resources have been estimated using the Method of Sections.

Cut-off Grade

At oil shale deposits a 50 LT0M cut-off has been applied to the assay results in drillholes when considering whether a section will contribute to the deposit resource. A minimum thickness at cut-off grade of four metres has been used at Rundle, Nagoorin South, Nagoorin, Lowmead and Duaringa, whereas a minimum thickness of two metres at cut-off grade has been used at Stuart, Yaamba, Block Creek and Boundary Flat Lagoons. A 50 LT0M block grade cut-off was used at Condor. At Golden Valley a cut-off of one gram of gold per tonne over one metre true thickness has been applied, whilst at Bigrlyi a cutoff of 0.1 kilograms per tonne of U_3O_8 over 1 metre true thickness has been used.

Mining and Recovery Considerations

The oil shale resources are estimated in situ, within natural structural limits to the limit of available reliable data. Extraction by open-cut mining methods and full recovery of assay values is assumed. Additional constraints have been applied at Stuart, Condor, Duaringa, Yaamba, Boundary Flat Lagoons and Block Creek to exclude from Resource status portions of the deposits no longer considered to have reasonable prospects for eventual economic extraction. At Condor, Yaamba, Nagoorin, Nagoorin South and Lowmead, portions of the identified oil shale mineralisation extend beyond depths regarded as accessible by current open-cut mining methods in these geological settings. This depth has generally been taken at 500 metres below surface topography where exploratory drilling has found oil shale to continue beyond this depth.

The Companies' estimates of Mineral Resources and Ore Reserves have been reviewed in the context of an emerging oil shale industry. Knowledge and experience in the mining and processing of the specific Queensland oil shales, which comprise the Companies' main resource assets, have been significantly advanced by progress of the Stuart Stage 1 Research and Development plant. The Stage 1 Project has demonstrated the viability of extracting oil from Eastern Queensland oil shales using ATP technology. Whilst the advances have been significant, many relevant parameters, whilst based on the best available information, have yet to be confirmed at commercial scale.

Glossary of Terms

Kerogen	Fossilised insoluble organic matter (generally from algae) being a complex hydrocarbon molecule.
LTOM	Litres per tonne at zero percent moisture. Total moisture includes air dried moisture loss, oven dried moisture and water of crystallization. Equivalent to Dry Basis reporting of results.
MFA	Modified Fischer Assay. The assay technique based on former ASTM D3904-90, modified to suit high moisture oil shales.
Oil Shale	A fine grained, laminated sedimentary rock containing kerogen that yields liquid or gaseous hydrocarbons upon pyrolysis.
Pyrolysis	A process which uses heat to cause chemical decomposition or change in the absence of oxygen. In oil shale processing it involves creating hydrocarbon (oil) vapour from kerogen.
ROM Stockpile	Run-of-Mine Stockpile. Mined shale stockpiled for processing.

COMPETENCE AND RESPONSIBILITY

The information in this Statement of Mineral Resources and Ore Reserves is reported in accordance with the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (the JORC Code), September 1999. The statements are based on, and accurately reflect, information compiled or reviewed by a Competent Person, named below, who has experience which is relevant to the activity which they are undertaking to qualify as a Competent Person, as defined in the JORC Code. The Competent Person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration. Competent Persons are full time employees of SPP/CPM, except where indicated, and are Members or Fellows of the Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists and consent to the inclusion of the matters based on their information in the form and context in which it appears here. These Competent Persons include:

Oil Shale: G.J. Pope (Chief Geologist) except where otherwise indicated.

Gold: G.J. Pope.

Uranium: G.J. Pope.

For each deposit the author, date and estimation method of the resource estimates are as follows:

Rundle: ESSO Australia, 1981. Method of Sections. Audit by L.Coshell (Coshell and Associates), 2000.

Stuart: Southern Pacific Petroleum N.L., 2000. Stratigraphic grid (triangulation – linear interpolation). Reviewed by G.J. Pope, 2002.

Condor: Southern Pacific Petroleum N.L., 2000. Block Model, 100 x 100 x 20m parent blocks. Ordinary Kriging and Inverse Distance oil yield interpolation.

Nagoorin, Nagoorin South and Lowmead: Southern Pacific Petroleum N.L., 2000. Polygonal method.

Duaringa: Southern Pacific Petroleum N.L., 2000. Polygonal method.

Yaamba: Southern Pacific Petroleum N.L., 2000. Stratigraphic grid (triangulation – linear interpolation).

Block Creek & Boundary Flat Lagoons: Southern Pacific Petroleum N.L., 2002. Polygonal method. D. A. Dixon (Kirrirnji Services), G.J. Pope

Golden Valley: Central Pacific Minerals N.L., 1996. Method of Sections. Reviewed. G.J. Pope, 2002.

Bigriyi: Central Pacific Minerals N.L., 1982. Method of Sections. Reviewed. G.J. Pope, 2002.

EXPLORATION AND MINING TENURES

This Statement forms part of the Accounts

QUEENSLAND	JV Type	Joint Venturer and Percentage Interest 1	2	3	4	5	6	7
STUART								
EPM's 3215, 3436, MDL 177	A	50	50					
ML 80003	A	50	50					
MLA 80081	A	50	50					
MDLA 225	A	50	50					
RUNDLE								
EPM 4612	A	25	25	50				
MDLA 179	A	25	25	50				
CONDOR								
EPM 3520	A	50	50					
MDLA 202	A	50	50					
YAAMBA								
EPM 3470	A	50	50					
MDLA 302	A	50	50					
HERBERT CREEK								
EPM 3469	A	50	50					
BOUNDARY FLAT LAGOONS								
MDL 196	A	50	50					
BLOCK CREEK								
MDL 197	A	50	50					
NAGOORIN								
EPM 7721	A	25	25		25	25		
MDLA 234	A	25	25		25	25		
NAGOORIN SOUTH								
MDL 178	A	50	50					
LOWMEAD								
MDL 188	A	25	25		25	25		
DUARINGA								
EPM's 3458-3460, 10622	A	50	50					
MDLA's 296, 297	A	50	50					
ARCHER								
EPM 13228	H	50	50					
MOUNT SUCCESS								
ML 1404, MDL 257	B	35	35				◇30	
WESTWOOD								
MDL 62	D	42.19	42.19					◇15.72
GLASSFORD								
MDL 128	D	30.02	30.02		19.98	19.98		

NORTHERN TERRITORY	JV Type	1	2	3	4	5	6
MALAWIRI (Appln ERL 41)	E	28.28			47.96	23.76	
RINKABEENA (Appln MLN 1952)	E	17.48			41.71	35.81	5.0
YUENDUMU (Apln MLN 1953)	E	17.48			41.71	35.81	5.0
WILD DOG (Appln MC's 270-278)	E	17.48			41.71	35.81	5.0
KARINS (Appln MC's 318-328)	E	17.48			41.71	35.81	5.0
BIGRLYI (ERLS's 46-55)	E	17.48			41.71	35.81	5.0
JINKA PLAIN (ML's 77-86)	F	93.75		6.25			
WINNECKE (GHEKO) (MC's 38)	G	100					

NEW SOUTH WALES	JV Type	1	2
KIGWIGIL			
MLA 132	C	50	50

Joint Venture Participants

(Queensland Tenures)

1 Central Pacific Minerals NL (and Associated Companies)
2 Southern Pacific Petroleum NL (and Associated Companies)
3 Esso Australia Resources Pty Ltd
4 Esperance Minerals NL
5 Greenvale Mining NL
6 Australmin Holdings Ltd
7 Mackenzie-Forbes and Clark

Reference

☐ Joint Venture Type

The purpose of the joint venture is for the exploration and evaluation of the following:

A-Oil Shale
B-Gold
C-Opal
D-Multi-element prospect
E-Uranium
F-Flourite
G-Lead, Zinc
H-All Minerals

◇ Diluting interest

EPM	Exploration Permit for Minerals
MDL	Mineral Development Licence
MDLA	Mineral Development Licence Application
ML	Mining Lease
MLA	Mining Lease Application
ERL	Exploration Retention Licence
MCs	Mineral Claim
Appln	Application
MLN	Mineral Lease

Joint Venture Participants

(Other States)

1 Central Pacific Minerals NL (and Associated Companies)
2 Southern Pacific Petroleum NL (and Associated Companies)
3 Magellan Petroleum Aust. Ltd
4 Resolute Mining Ltd
5 Yuendumu Mining Company NL
6 Southern Cross Exploration NL

INVESTOR INFORMATION

Official Quotation

Southern Pacific Petroleum N.L. (public company incorporated in Australia) shares (ticker symbol: SPP) are listed on the Australian Stock Exchange.

In the United States, Southern Pacific Petroleum N.L. shares (ticker symbol: SPPTY) are traded in the form of American Depository Receipts (ADRs) on NASDAQ. Each ADR unit represents 40 Southern Pacific Petroleum N.L. shares.

Shareholder Enquiries

Enquires relating to shareholdings, share transfers, holding statements, tax file number and notification of change of address should be directed to:

Computershare Investor Services Pty Limited

Level 27, Central Plaza One
345 Queen Street, Brisbane, QLD 4000 Australia
Telephone (617) 3237 2100
Or 1300 55 22 70 (within Australia)
Fax (617) 3229 9860

2002 ANNOUNCEMENTS

(D/M/Y)

19/12/2002	SPP Restructures Brisbane Office
3/12/2002	Stuart Project Update Report No 31
3/12/2002	Resignation of Jennifer McFarlane as Director of SPP
29/11/2002	Stuart Project Update Report No 30
28/11/2002	SPP Raises A$10.2 Million
19/11/2002	Stuart Project Update Report No 29
29/10/2002	September 2002 Quarterly Report
14/10/2002	SPP Announces Rights Issue
3/10/2002	Stuart Project Update
20/09/2002	Independent Review Highlights Stuart Oil Shale Opportunity
19/09/2002	Stuart Plant Achieves Biggest Production Run
17/09/2002	Stuart Project Update Report No 27
2/09/2002	Oil Shale Greenhouse Gas Emissions Strategy
2/09/2002	SPP Unveils GHG Strategy for Oil from Shale
16/08/2002	Half Year Report June 2002
09/08/2002	Investor Presentation
31/07/2002	June 2002 Quarterly Report
11/07/2002	Clarification from SPP
1/07/2002	Government Welcomes Naphtha Deal (State Government Media Release)
01/07/2002	Sales Contract Ensures Shale Oil Future (Commonwealth Government Media Release)
01/07/2002	Stuart Naphtha Sales Warmly Welcomed (Commonwealth Government Media Release)
01/07/2002	SPP Sells Stuart Naphtha
19/06/2002	Resignation of Mr Robert Bryan as Director of SPP
05/06/2002	SPP Welcomes Federal Grant for Renewable Fuel Plant Study
31/05/2002	SPP Announces US$10 Million Guarantee Facilities
24/05/2002	Stuart Project Update Report No 25
13/05/2002	Shale Oil Technology Back on Track (Commonwealth Government Media Release)
13/05/2002	SPP Welcomes Cabinet Decision
30/04/2002	March 2002 Quarterly Report
24/04/2002	Managing Director's Presentation – 2002 AGM
24/04/2002	Chairman's Presentation – 2002 AGM
22/03/2002	Review of Excise for the Stuart Project Continues
20/03/2002	Oil Shale is Here and Now (Advertisement)
13/03/2002	SPP Letter to the Editor – Brisbane Courier Mail
08/03/2002	Stuart Stage 1 Operations Update Report No 23
08/03/2002	No "Cash Crisis" at Stuart Project
08/03/2002	Greenpeace Condemned for Political Attack on Shale Oil Project (Commonwealth Government Media Release)
08/03/2002	Barton Supports QLD Oil Shale Project (State Government Media Release)
05/03/2002	Stuart Project Meets Australian and International Odour Standards
28/02/2002	Court Approval for Schemes of Arrangement Lodged with ASIC
27/02/2202	SPP/CPM Merger by Schemes of Arrangement Approved by Court
27/02/2002	CPM's Proposed Application to Court to Approve Schemes of Arrangement
25/01/2002	SPP/CPM Gain Overwhelming Shareholder Support for Merger of Companies
24/01/2002	Results of SPP Shareholder Meeting – 24/01/2002
24/01/2002	Chairman's Address at CPM Shareholder Meetings
24/01/2002	Chairman's Address at SPP General Meeting
24/01/2002	Results of CPM Shareholder Meetings – 24/01/2002
18/01/2002	December 2001 Quarterly Report (Including Stuart Report No 22)
18/01/2002	Stuart Oil Shale Project Stage 2 EIS Supplementary Report Lodged with Government

DIRECTORY

Registered Office

Phipson Corporate Services
Level 3
25 National Circuit
Forrest Canberra ACT 2603
(GPO Box 369, Canberra ACT 2601)

Brisbane Office (Head Office)

Level 11, Riverside Centre
123 Eagle Street, Brisbane QLD 4000
Australia (Domicile)
Telephone (617) 3237 6600 Fax (617) 3237 6700
Email info@sppcpm.com
Internet www.sppcpm.com

Stuart Project Site Office

375 Landing Road, Yarwun
Gladstone QLD 4680
Australia
Telephone (617) 4971 1200 Fax (617) 4973 6529

Secretary

V.H. Kuss

Bankers

Westpac Banking Corporation

Auditors

PricewaterhouseCoopers, Brisbane

ADS Depository

The Bank of New York
Shareholder Relations Department
Telephone 1 888 269 2377 (1-888-BNY-ADRS)
www.adrbny.com